UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

CONVIO, INC.

(Name of Subject Company)

CONVIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21257W 105 (Common Stock)

(CUSIP Number of Class of Securities)

Gene Austin

President and Chief Executive Officer

11501 Domain Drive, Suite 200

Austin, Texas 78758

(512) 652-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement).

With copies to:

John J. Gilluly III, P.C. DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701 (512) 457-7000	M. Scott Kerr, Esq. Vice President, General Counsel 11501 Domain Drive, Suite 200 Austin, Texas 78758 (512) 652-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

(a) The name of the subject company is Convio, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 11501 Domain Drive, Suite 200, Austin, Texas 78758. The Company’s telephone number is: (512) 652-2600.

(b) The title of the class of equity securities to which this statement relates is the Company’s common stock, par value $0.001 per share (the “Common Stock” or the “Tender Shares”). As of the close of business on January 16, 2012, there were 18,591,609 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person

(a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. Information about the Offer (as defined below) may be found on the Company’s website at www.convio.com.

(b) Tender Offer. This statement relates to a tender offer by Caribou Acquisition Corporation, a Delaware corporation (“Offeror”) and wholly-owned subsidiary of Blackbaud, Inc., a Delaware corporation (“Blackbaud”), described in a Tender Offer Statement on Schedule TO, dated January 25, 2012 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Common Stock, at a per share purchase price of $16.00 in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 16, 2012 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Offeror, Blackbaud and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”). At the effective time of the Merger (the “Effective Time”), each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by (a) Offeror or Blackbaud, which will be cancelled, (b) the Company, which will be cancelled, and (c) stockholders, if any, who properly exercise their appraisal rights under the DGCL). Following the Effective Time, the Company will continue as a wholly-owned subsidiary of Blackbaud (the Company after the Effective Time hereinafter referred to as the “Surviving Corporation”) and will be removed from trading on the Nasdaq Global Market. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Blackbaud and Offeror is 2000 Daniel Island Drive, Charleston, South Carolina 29492, and their telephone number is (843) 216-6200.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 (the “Information Statement”) as Annex II or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Blackbaud, Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 issued under the Exchange Act in connection with

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Blackbaud’s right, after accepting Tender Shares for payment, to designate persons to the Board of Directors of the Company (the “Board”) other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

(a) Arrangements with Current Executive Officers and Directors of the Company

Overview

In considering the recommendation of the Board set forth in “Item 4. The Solicitation or Recommendation” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be considered to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company’s stockholders accept the Offer, tender their shares in the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the transactions contemplated by the Merger Agreement. Additional material agreements, understandings and arrangements between the Company and its executive officers or directors that are unrelated to the transactions contemplated by the Merger Agreement are discussed in the Information Statement. The following summaries are qualified in their entirety by reference to the Merger Agreement, the form of Indemnity Agreement with our directors and certain officers, filed as Exhibit (e)(7) hereto and the offer letters with each of Gene Austin, Gary Allison, Marc Cannon, Patricia Hume and Sara Spivey, filed as Exhibits (e)(8), (e)(9), (e)(10), (e)(11) and (e)(12) hereto, respectively, each of which is incorporated herein by reference. For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information—Golden Parachute Compensation,” which is hereby incorporated into this Item 3 by reference.

Cash Consideration Payable Pursuant to the Offer

If each of the directors and executive officers of the Company were to tender the Tender Shares each owns for purchase pursuant to the Offer as each has agreed to do pursuant to the Tender and Support Agreement (as defined below), each would receive the same cash consideration per share on the same terms and conditions as the other stockholders of the Company. Any outstanding shares of Common Stock not tendered in the Offer, other than shares of Common Stock owned by Blackbaud, the Company, the Offeror, or any wholly owned subsidiary of Blackbaud or the Company, or shares held by dissenting stockholders who have complied with Section 262 of the DGCL (as defined below), will be cancelled and converted at the Effective Time into the right to receive the Offer Price, without interest.

As of January 16, 2012, the Company’s directors and executive officers owned in the aggregate 5,456,870 shares of Common Stock (including shares issuable upon the exercise of options to purchase Common Stock or the vesting of restricted stock units and any shares beneficially owned their affiliates). If the directors, executive officers and their affiliates were to tender all of their shares of Common Stock for purchase pursuant to the Offer, and such shares of Common Stock were purchased by the Offeror at the Offer Price, the directors and executive officers, together with their affiliates, would receive an aggregate of $87,309,920 in cash, without interest.

As of January 16, 2012, the Company’s directors and executive officers owned in the aggregate 709,785 shares of Common Stock (excluding shares issuable upon the exercise of options to purchase Common Stock or the vesting of restricted stock units and excluding shares owned by their affiliates). If the directors and executive officers were to tender all of their shares of Common Stock for purchase pursuant to the Offer, and

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such shares of Common Stock were purchased by Offeror at the Offer Price, the directors and executive officers would receive an aggregate of $11,356,560 in cash, without interest and less any required withholding taxes.

For a discussion of the treatment of options held by the directors and executive officers of the Company, please refer to the discussion below in the Sections of this Schedule 14D-9 titled Executive Officer Employment Agreements with Blackbaud and Treatment of Restricted Stock Units and Options Held by Current Non-Employee Directors.

Director and Officer Indemnification and Insurance

Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended (the “Certificate”), a provision to eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors. In addition, the Amended and Restated Bylaws of the Company (the “Bylaws”) provide that the Company is required to indemnify its officers and directors under certain circumstances.

Section 102(b)(7) of the DGCL allows a corporation to eliminate in its certificate of incorporation the personal liability of its directors to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, for any transaction from which the director derived an improper personal benefit or under Section 174 of the DGCL. Article VII of the Certificate provides for such limitation of liability to the fullest extent permitted by the DGCL.

The Company also has entered into indemnification agreements with its directors and certain officers (the “Indemnified Persons”), containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements may require the Company, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors and officers, to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to extend insurance coverage to such directors and officers to the extent the Company maintains a directors’ and officers’ insurance policy or policies. The description of the indemnification agreements entered into with the Company’s directors and certain officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(7), which is incorporated herein by reference.

Blackbaud has agreed to cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable to the Indemnified Persons as the indemnification, advancement of expenses and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the date of the Merger Agreement, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Indemnified Persons for a period of six (6) years following the Effective Time, unless such modification is required by applicable law.

Pursuant to the Merger Agreement, prior to the Effective Time, the Company shall purchase a “tail” directors’ and officers’ insurance policy, which by its terms shall survive the Merger and shall provide each Indemnified Person with coverage for six (6) years following the Effective Time on terms and conditions no less favorable than the Company’s existing directors’ and officers’ insurance, or, if the Company has not obtained such tail policy, the Surviving Corporation shall purchase such policy provided that the aggregate premium is not greater than 300% of the annual premium paid by the Company for such existing insurance, and provided, further, that if 300% of the annual premium paid by the Company for existing directors’ and officers’ insurance is not sufficient for such tail coverage, the Surviving Corporation may, at its option, spend up to that amount to purchase the greatest coverage as may be obtained with such amount.

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Consulting and Separation Arrangements with the Company

Consulting Agreement with James R. Offerdahl

Pursuant to the terms of a proposed consulting agreement with James R. Offerdahl, Mr. Offerdahl will continue as a consultant to the Company, receiving his current base salary and benefits, for a period of six months following the Closing Date, and thereafter will receive his current base salary and COBRA payments for an additional six (6) months. Additionally, immediately prior to the Effective Time all unvested restricted stock units and unvested stock options held by Mr. Offerdahl shall accelerate and become fully vested.

Separation Agreement with Vinay Bhagat

Pursuant to the terms of a proposed separation agreement with Vinay Bhagat, Mr. Bhagat will receive his current base salary and COBRA payments for nine (9) months following the Closing Date. Additionally, immediately prior to the Effective Time all unvested restricted stock units and unvested stock options held by Mr. Bhagat shall accelerate and become fully vested.

Executive Officer Employment Arrangements with Blackbaud

Certain executive officers of the Company identified below have accepted offers and entered into employment agreements with Blackbaud, each to be effective upon the Effective Time. Each such person is expected to serve in a similar capacity as he or she does now, even after the Company becomes a subsidiary of Blackbaud. Upon the Effective Time, all existing employment arrangements (other than equity-based awards), offer letters, bonus compensation plans and/or severance agreements between these officers and the Company will terminate. Each agreement with Blackbaud provides for at-will employment and includes one-year non-solicitation and non-competition covenants.

The potential compensation to be provided to the Company’s named executive officers in connection with the change in control that will result from the Offer are described below under the heading “Item 8. Additional Information—Golden Parachute Compensation,” below, which information is incorporated by reference herein.

Agreement with Gene Austin

Mr. Austin will be paid $370,000 as an annual base salary, and subject to the approval of the board of directors of Blackbaud (the “Blackbaud Board”), will be granted restricted shares of Blackbaud common stock in such number as determined by dividing $200,000 by the 30-day average share price prior to approval by the Blackbaud Board. Mr. Austin will also be granted, subject to the approval of the Blackbaud Board, stock appreciation rights of Blackbaud common stock in such number as determined by dividing $200,000 by the 30-day average share price prior to approval by the Blackbaud Board, using the Black-Scholes methodology. The strike price for such stock appreciation rights will be determined using the closing market value on the day of approval by the Blackbaud Board. Mr. Austin will be eligible to participate in the annual incentive plan that is tied to both business unit financial performance and achievement of Mr. Austin’s personal objectives, and his target bonus opportunity under this plan will be 50% of his annual base salary. As a member of Blackbaud’s Strategy Committee, and subject to approval by the Blackbaud Board, Mr. Austin will be awarded performance shares valued at $250,000. If Mr. Austin voluntarily resigns or Blackbaud terminates his employment without cause within the first twelve (12) months following his start date of employment, Mr. Austin will be eligible to receive payment of his base salary for an additional twelve (12) months following his termination or resignation. All unvested options to buy the Company’s common stock and the Company’s restricted stock units held by Mr. Austin pursuant to the Company’s stock incentive plans will accelerate and vest immediately prior to the Effective Time and will be terminated and paid out as vested awards and outstanding stock.

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Agreement with Gary Allison

Mr. Allison will be paid an annual base salary equal to his base salary on the day prior to the Closing Date, and subject to the approval of the Blackbaud Board, will be granted restricted shares of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Blackbaud Board. Mr. Allison will also be granted, subject to the approval of the Blackbaud Board, stock appreciation rights of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Blackbaud Board using the Black-Scholes methodology. The strike price for such stock appreciation rights will be determined using the closing market value on the day of approval by the Blackbaud Board. Mr. Allison will be eligible to participate in the annual incentive plan that is tied to both business unit financial performance and achievement of Mr. Allison’s personal objectives, and his target bonus opportunity under this plan will be 30% of his annual base salary. If Mr. Allison voluntarily resigns or Blackbaud terminates his employment without cause within the first twelve (12) months following his start date of employment, Mr. Allison will be eligible to continue receiving payment of his base salary for an additional six (6) months following his termination or resignation. All unvested options to buy the Company’s common stock and the Company’s restricted stock units held by Mr. Allison pursuant to the Company’s stock incentive plans will accelerate and vest immediately prior to the Effective Time and will be terminated and paid out as vested awards and outstanding stock.

Agreement with Marc Cannon

Mr. Cannon will be paid an annual base salary equal to his base salary on the day prior to the Closing Date, and subject to the approval of the Blackbaud Board, will be granted restricted shares of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Blackbaud Board. Mr. Cannon will also be granted, subject to the approval of the Blackbaud Board, stock appreciation rights of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Blackbaud Board, using the Black-Scholes methodology. The strike price for such stock appreciation rights will be determined using the closing market value on the day of approval by the Blackbaud Board. Mr. Cannon will be eligible to participate in the Convio Professional Services incentive plan and his target bonus opportunity under this plan will be 30% of his annual base salary. If Mr. Cannon voluntarily resigns or Blackbaud terminates his employment without cause within the first twelve (12) months following his start date of employment, Mr. Cannon will be eligible to continue receiving payment of his base salary for an additional six (6) months following his termination or resignation. All unvested options to buy the Company’s common stock and the Company’s restricted stock units held by Mr. Cannon pursuant to the Company’s stock incentive plans, with the exception of his April 30, 2009 grant, will accelerate and vest immediately prior to the Effective Time and will be terminated and paid out as vested awards and outstanding stock.

Agreement with Patricia Hume

Ms. Hume will be paid an annual base salary equal to her base salary on the day prior to the Closing Date, and subject to the approval of the Blackbaud Board, will be granted restricted shares of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Blackbaud Board. Ms. Hume will also be granted, subject to the approval of the Blackbaud Board, stock appreciation rights of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Blackbaud Board, using the Black-Scholes methodology. The strike price for such stock appreciation rights will be determined using the closing market value on the day of approval by the Blackbaud Board. Ms. Hume will have a sales/commission plan target bonus of $260,000. If Ms. Hume voluntarily resigns or Blackbaud terminates her employment without cause within the first twelve (12) months following her start date of employment, Ms. Hume will be eligible to continue receiving payment of her base salary for an additional six (6) months following her termination or resignation. Fifty percent (50%) of the unvested options to buy the Company’s common stock and the Company’s restricted stock units held by

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Ms. Hume will accelerate and vest immediately prior to the Effective Time and will be terminated and paid out as vested awards and outstanding stock.

Agreement with Sara Spivey

Ms. Spivey will be paid an annual base salary equal to her base salary on the day prior to the Closing Date, and subject to the approval of the Blackbaud Board, will be granted restricted shares of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Blackbaud Board. Ms. Spivey will also be granted, subject to the approval of the Blackbaud Board, stock appreciation rights of Blackbaud common stock in such number as determined by dividing $100,000 by the 30-day average share price prior to approval by the Blackbaud Board, using the Black-Scholes methodology. The strike price for such stock appreciation rights will be determined using the closing market value on the day of approval by the Blackbaud Board. Ms. Spivey will be eligible to participate in the annual incentive plan that is tied to both business unit financial performance and achievement of Ms. Spivey’s personal objectives, and her target bonus opportunity under this plan will be 30% of her annual base salary. If Ms. Spivey voluntarily resigns or Blackbaud terminates her employment without cause within the first twelve (12) months following her start date of employment, Ms. Spivey will be eligible to continue receiving payment of her base salary for an additional six (6) months following her termination or resignation. All unvested options to buy the Company’s common stock and the Company’s restricted stock units held by Ms. Spivey pursuant to the Company’s stock incentive plans, with the exception of her February 5, 2009 grant, will accelerate and vest immediately prior to the Effective Time and will be terminated and paid out as vested awards and outstanding stock.

Treatment of Restricted Stock Units and Options Held by Current Non-Employee Directors

As of January 16, 2012, the five non-employee directors held options to purchase an aggregate of 86,130 shares of common stock, with exercise prices ranging from $4.57 to $10.76, 36,850 of which were unvested as of such date. As of January 16, 2012, the five non-employee directors held 27,274 unvested restricted stock units.

Vesting of all options and restricted stock units held by non-employee directors shall accelerate by their terms immediately prior to the Effective Time.

Treatment of Restricted Stock Units and Options

Pursuant to the terms of the Merger Agreement, upon completion of the Merger, each outstanding vested option to purchase the Company’s common stock shall be converted into the right to receive cash equal to the difference between the offer price and the exercise price of such option, less such amounts as are required to be withheld or deducted. Unvested options and restricted stock units shall be assumed by Blackbaud. In addition, for any employee of the Company who is employed as of the Effective Time and whose employment is terminated without cause by Blackbaud within twelve (12) months of the Effective Time, vesting of such employee’s equity awards will accelerate with respect to fifty percent (50%) of the unvested restricted stock units or options held by such employee.

Effect of Merger Agreement on Employee Benefits

From and after the Effective Time, Company benefit plans in effect as of the date of the Merger Agreement shall remain in effect with respect to the employees of the Company or its subsidiaries covered by such plans at the Effective Time, until Blackbaud shall adopt new benefit plans (“New Benefit Plans”) with respect to the employees of the Company or its subsidiaries. At such time as any new benefit plan is implemented, Blackbaud will, and will cause its subsidiaries to, (i) provide each employee of the Company or its subsidiaries with service or other credit for all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to employees of the Company or its subsidiaries under any

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New Benefit Plan that is a welfare plan that such employees may be eligible to participate in, to the extent that such employee would receive credit for such conditions under the corresponding welfare plan in which any such employee participated immediately prior to the effective time of the Merger, (ii) provide each employee of the Company or its subsidiaries with credit for any co-payments and deductibles paid in satisfying any applicable deductible or out-of-pocket requirement under any New Benefit Plan that is a welfare plan that such employees are eligible to participate in after the effective time of the merger, (iii) provide each employee with credit for all service for purposes of eligibility, vesting and benefit accruals (but not for benefit accruals under any defined benefit pension plan) with the Company and its subsidiaries, under each employee benefit plan, program, or arrangement of Blackbaud or its Subsidiaries in which such employees are eligible to participate after the effective time of the Merger and (iv) provide benefits under medical, dental, vision and similar health and welfare plans that are in the aggregate no less favorable than those provided to similarly situated employees of Blackbaud and its subsidiaries. However, in no event shall the employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service.

If requested by Blackbaud at least seven (7) days prior to the Effective Time, the Company shall terminate any and all benefit plans intended to qualify under Section 401(k) of the Internal Revenue Code, effective not later than the last business day immediately preceding the Effective Time, and the Company shall provide evidence that such 401(k) plans have been so terminated.

Notwithstanding the above, Blackbaud shall, and shall cause its subsidiaries to, honor in accordance with their terms all benefits accrued through the Effective Time under any of the Company’s benefit plans or under other contracts, arrangements, commitments or understandings as further described in the Company’s schedule of exceptions to the Merger Agreement.

Continuing Directors

The Merger Agreement provides that, from the time when Offeror accepts the Tender Shares until the Effective Time, the Company shall use reasonable best efforts to ensure that three existing directors of the Company will continue to serve on the Board (the “Continuing Directors”). If the number of Continuing Directors is reduced below three prior to the Effective Time, the remaining Continuing Directors are entitled to designate a person to fill the vacancy. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

(b) Arrangements with Offeror and Blackbaud

Merger Agreement

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Sections 1 and 15 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) and is incorporated herein by reference.

Tender and Support Agreement.

The summary of the Tender and Support Agreement (the “Tender and Support Agreement”), dated as of January 16, 2012, by and between each of the directors, executive officers and certain stockholders of the Company and Blackbaud, contained in Section 13 of the Offer to Purchase, is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Tender and Support Agreement which is filed as Exhibit (e)(2) and is incorporated herein by reference.

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Nondisclosure Agreement

On November 7, 2011, the Company and Blackbaud entered into a mutual nondisclosure agreement (the “Nondisclosure Agreement”). Each party agreed that any information furnished to it would be kept confidential and would be used only for the purpose of evaluating a possible transaction. Each party also agreed, among other things, to restrict access of all confidential information received from the other party to only those employees and representatives of the receiving party who need to be informed of such confidential information for the purpose of evaluating a possible transaction between the parties. Each party also agreed that for a period of twelve (12) months following the date of the Nondisclosure Agreement, it will not directly or indirectly solicit the employment or consulting services of or employ or engage as a consultant (i) any officer of the other party or (ii) any other employer or contractor of the other party engaged in evaluating the possible transaction or information about whom has been provided in connection with evaluating the possible transaction. In addition, each party agreed not to (a) effect or propose to effect (i) any acquisition of securities or assets of the other party, (ii) any tender or exchange offer or other business combination involving the other party, (iii) any recapitalization, liquidation or other extraordinary transaction with respect to the other party or (iv) any solicitation of proxies with respect to the securities of the other party, (b) form or join a “group” (within the meaning of the Exchange Act) with respect to the securities of the other party, (c) make any public announcement with respect to, or submit an unsolicited proposal for, any extraordinary transaction involving the other party, (d) seek to control or influence management of the other party, (e) take any action which might force the other party to make a public announcement regarding the matters described in (a) above, or (f) enter any discussions or arrangements with any third party with respect to the foregoing matters (these restrictions, the “Standstill”). The terms of the Standstill lapse at the earlier of (x) such time as (A) a third party commences a tender or exchange offer of an acquisition of the other party that is not rejected within 10 business days thereof or accepted by the other party or (B) if the other party shall have entered into a definitive agreement providing for the acquisition of all or substantially all of its assets or 50% or more of its voting securities or (y) twelve (12) months from the date of the Nondisclosure Agreement. The description of the Nondisclosure Agreement is qualified in its entirety by reference to the same agreement filed as Exhibit (e)(3).

Diligence Agreements

On December 22, 2011, the Company and Blackbaud entered into a letter agreement to provide highly confidential information to certain specified Blackbaud independent consultants and employees, provided that such individuals are not involved in Blackbaud’s day-to-day sales and marketing or materials procurement. Pursuant to this agreement, such individuals are precluded from disclosing information regarding current or future pricing information, marketing or strategic customer engagement plans, customer names, and competitively sensitive information to other Blackbaud employees and representatives. The letter agreement was amended on December 23, 2011 and December 30, 2011 to allow additional specified individuals access, but subject to the same restrictions. On December 27, 2011, the Company and Blackbaud entered into an additional letter agreement to provide access to additional highly confidential information to Blackbaud’s representative PricewaterhouseCoopers. The agreements referenced herein are collectively referred to as the “Diligence Agreements.” The description of the Diligence Agreements is qualified in its entirety by reference to the agreements file as Exhibit (e)(4).

Exclusivity Agreement

On December 20, 2011, the Company and Blackbaud entered into an exclusivity agreement providing that, among other things, the Company and its representatives and affiliates would not, during the period commencing on the date of the exclusivity agreement and ending on the Termination Date (as defined below): (i) solicit or encourage the submission of an acquisition proposal; (ii) disclose any information regarding the Company outside the ordinary course of business to any third party to encourage an acquisition proposal; (iii) participate in discussions with any third party regarding any acquisition; or (iv) enter into any letter of intent, agreement, or arrangement with any third party relating to an acquisition proposal. The term “Termination Date” was defined to mean the earlier of (i) the date on which the Company notifies Blackbaud that it is terminating discussions

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regarding the transaction, which notice may not be provided until January 15, 2012, (ii) the date on which Blackbaud notifies the Company that it does not intend to pursue the transaction or that it is only interested in pursuing the transaction at a price per share of Company Common Stock of less than $16.00, (iii) January 4, 2012 if Blackbaud fails to notify the Company in writing on January 2, 2012 that Blackbaud remains committed to the transaction at a price per share of Company Common Stock of $16.00 or (iv) such date as may be mutually agreed to in writing by both Blackbaud and the Company. The description of the exclusivity agreement is qualified in its entirety by reference to the same agreement filed as Exhibit (e)(5).

Item 4. The Solicitation or Recommendation

(a) Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s management and legal and financial advisors, at a meeting held on January 16, 2012, the Board unanimously (with Gene Austin and Vinay Bhagat recusing themselves from the vote): (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and the Company’s stockholders; (ii) approved and adopted the Merger Agreement and the terms and conditions thereof and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the Company’s stockholders accept the Offer and tender their Tender Shares thereunder and, if applicable, approve and adopt the Merger Agreement and the Merger.

(b) Background and Reasons for the Recommendation

Background of the Merger and the Offer

The Company’s board of directors (the “Board”), together with senior management, has considered in the ordinary course various business development strategies and whether to pursue strategic alternatives for the Company in light of market, economic, competitive and other conditions and developments. In addition, the Company had received inquiries over the years from potential suitors, including Blackbaud, but no such inquiry resulted in a transaction prior to the execution of the Merger Agreement.

On October 13, 2011, Gene Austin, the Company’s president and chief executive officer, received an unsolicited inquiry from Marc Chardon, Blackbaud’s chief executive officer. Mr. Chardon informed Mr. Austin that Blackbaud was interested in acquiring the Company and that Blackbaud’s board of directors had authorized him to put forward an offer to acquire the Company. Mr. Chardon did not propose or discuss specific terms of a potential acquisition. Mr. Austin informed Mr. Chardon that, given that historical discussions between the companies had never resulted in any agreement, Blackbaud should indicate its interest in writing. Mr. Austin called the other directors and informed them of his conversation with Mr. Chardon. Mr. Austin also contacted representatives of Stifel, Nicolaus & Company, Incorporated (“SNW”) which had a prior relationship with the Company including serving as an underwriter of the Company’s initial public offering.

On October 21, 2011, Blackbaud delivered a letter indicating its desire to acquire the Company at a price in the range of $12.25 to $13.25 per share in cash, subject to customary due diligence and a mutually satisfactory definitive agreement (the “Initial Proposal”). The letter contained assurances that Blackbaud could obtain financing and that the transaction would not be conditioned on financing. The letter also indicated that Blackbaud would require an exclusivity period of 30 days for diligence and negotiation of definitive agreements. Mr. Austin forwarded the letter to the Board.

On October 22, 2011, Mr. Austin notified Mr. Chardon that Blackbaud’s proposal would be discussed at the regularly-scheduled meeting of the Board to be held on October 26 and 27, 2011, and that the Company would not respond prior to such time.

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On October 26 and 27, 2011, the Board held an in-person meeting in Austin, Texas. All directors were present. In addition to the directors, present throughout the meetings were James R. Offerdahl, the Company’s chief financial officer and vice president of administration, and M. Scott Kerr, Esq., the Company’s vice president, general counsel. Also present throughout the meetings was a representative of DLA Piper LLP (US) (“DLA Piper”), the Company’s outside legal counsel. During the meeting, the Board conducted its normal business including a review and discussion of management’s preliminary operating plan for 2012 and management’s proposed three-year strategic plan.

On October 27, 2011, representatives of SNW joined the meeting in-person. Mr. Austin described for the other directors the communications to date between himself and Mr. Chardon, and the Board discussed the Initial Proposal. Both Mr. Austin and the SNW representatives indicated that they believed Blackbaud’s intentions were genuine and that Blackbaud was not simply attempting to learn sensitive information about, or otherwise disrupt, the Company’s business. The SNW representatives reviewed with the Board the presentation materials which SNW had distributed to the Board in advance of the meeting. The materials analyzed the Initial Proposal and the valuations of the Company at such price levels in comparison to the Company’s market valuation and the valuations of comparable companies. The presentation also modeled different valuations after taking into consideration potential cost synergies that might be realized from a combination of the Company and Blackbaud. The SNW materials described Blackbaud’s financial position and its ability to finance an acquisition of the Company. The SNW materials also identified other potential suitors of the Company and discussed potential approaches to respond to Blackbaud and to contact other suitors. After hearing the presentation, the Board excused the SNW representatives to discuss the information provided by SNW and to determine whether to engage in further discussions with Blackbaud or other potential suitors.

The Board and the management attendees then heard from DLA Piper regarding public company acquisitions and their duties as directors and officers in connection therewith, and the Board thereafter discussed, among other things: the Initial Proposal; the information provided by SNW; reasons for and against a sale of the Company whether to Blackbaud or any other suitor; Blackbaud’s ability to finance an acquisition given the uncertainty in the credit markets; the valuation being offered by Blackbaud; the Company’s independent prospects and strategy for growth, including the viability and risks of possible acquisitions and entry into adjacent markets; the benefits and risks of the Company’s strategic plans including the economic uncertainty and the potential impact on the Company’s market and future Company performance; and the perception of the Board and management of the limited understanding in the investor community of the non-profit market.

Based on these discussions, the Board determined that it was not interested in the Initial Proposal but would be willing to continue discussions if Blackbaud demonstrated a willingness to make an offer for the Company at a minimum range of $15 to $17 per share (the “Revised Range”). The Board determined that it would authorize management to engage in initial limited diligence discussions with Blackbaud only if Blackbaud indicated its recognition of the Board’s position and that Blackbaud would consider an offer at least in the Revised Range.

The Board then reviewed other potential suitors for the Company and discussed the directors’ and management’s perspectives on the likelihood of interest from such suitors and their respective abilities to acquire the Company within the Revised Range or higher. The Board also discussed the negative implications to the Company, its customers and employees of conducting a widely-publicized auction of the Company; the specialized non-profit market niche of the Company and the resultant limited number of likely suitors; and the risk of Blackbaud’s refusal to participate in any such process given a belief that Blackbaud was the most likely highest bidder. The Board determined that two suitors were the most likely candidates (other than Blackbaud) to have interest in acquiring the Company given the Company’s prior dealings and relationships with them, and the Board determined to direct SNW to initially contact those two suitors to assess their interest (the “Initial Check”).

The Board then heard from management regarding its discussions with potential financial advisors. The DLA Piper representative then described the terms and conditions of the engagement letter proposed by SNW to act as the Company’s sole and exclusive investment banking advisor with respect to any sale of the Company.

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The Board also discussed precedent financial terms from other comparably-sized deals and the reasonableness of SNW’s proposed terms. The Board approved the engagement of SNW as its exclusive investment banking advisor with respect to any sale of the Company, subject to successful negotiation of an engagement letter with SNW on substantially the terms discussed by the Board. The Board also discussed a response to Blackbaud that the Company would engage in initial diligence meetings if Blackbaud indicates its willingness to consider a transaction in the Revised Range and provides further information regarding its financing.

The SNW representatives then re-joined the meeting. The Board instructed SNW of its mandate subject to the negotiation of terms between the Company and SNW. The Board then discussed with them the Board’s reasoning and determinations and the potential approaches to communicate the same to Blackbaud. The Board also reviewed with SNW the Board’s considerations and decisions regarding the Initial Check. The Board inquired of the SNW representatives their perspective regarding the advisability of various approaches, including whether to require Blackbaud to demonstrate its ability to finance a transaction within the Revised Range. Based on these discussions, the Board determined that, if Blackbaud acknowledged its understanding and willingness to consider an offer within the Revised Range and provided additional information regarding its financing, SNW should conduct the Initial Check. The Board agreed to reconvene at a later date to hear an update on the communications with Blackbaud and, if applicable, to hear the results of the Initial Check.

On October 28, 2011, as directed by the Company’s Board, SNW informed Merrill, Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), Blackbaud’s financial advisor, that the Company was not interested in further discussions below the Revised Range and requested additional information regarding Blackbaud’s proposed financing of a transaction. SNW also communicated the Company’s concerns about confidentiality and competitive risks posed by any diligence process Blackbaud might wish to perform on the Company.

On October 31, 2011, BofA Merrill Lynch notified SNW via e-mail that Blackbaud was interested in meeting with the Company’s management to establish support for a purchase price in the Revised Range and expressing Blackbaud’s comfort with its ability to finance an acquisition in the Revised Range.

On October 31, 2011, Mr. Austin forwarded the October 31, 2011 email from BofA Merrill Lynch to William G. Bock, the independent chairman of the Board and chairman of the Company’s compensation committee, and they discussed the same telephonically. They determined that the e-mail did not contain sufficient acknowledgment of Blackbaud’s willingness to proceed at a valuation that would be acceptable to the Board or provide sufficient information regarding Blackbaud’s financing plan. SNW communicated these concerns to BofA Merrill Lynch.

On November 1, 2011, BofA Merrill Lynch emailed the SNW representatives that Blackbaud understood that the Board would not accept a transaction below the Revised Range and provided further assurances regarding Blackbaud’s ability to obtain financing. BofA Merrill Lynch indicated that Blackbaud was interested in moving forward with initial diligence discussions to determine whether it could arrive at an offer that the Board might accept.

On November 1, 2011, the Board held a telephonic meeting to hear an update. All directors were present. In addition to the directors, present on the call were Mr. Offerdahl, Mr. Kerr, a representative of DLA Piper and representatives of SNW. The Board had been provided a copy of the email correspondence in advance of the meeting. Mr. Austin and the SNW representatives led a discussion regarding the communications. The Board and SNW representatives then discussed Blackbaud’s ability to finance a transaction above the Initial Proposal. The Board discussed potential additional assurances that might be available to ensure Blackbaud’s ability to finance a transaction at the current time and in the future and the typicality of such requests. The Board discussed the risks associated with Blackbaud’s ability to finance a transaction in the current economic climate and the consequent risks associated with the Company’s proceeding with preliminary discussions in the absence of further assurances. The Board and the SNW representatives then discussed the previous Board directive for SNW to conduct the Initial Check with the additional suitors believed to be the most likely alternative candidates to

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acquire the Company. The Board approved management’s participation in an initial diligence meeting with Blackbaud, subject to the Company’s prior entry into a confidentiality agreement. The Board also directed SNW to conduct the Initial Check once the Company and Blackbaud entered into such confidentiality agreement.

On November 7, 2011, the Company executed the Nondisclosure Agreement with Blackbaud to facilitate due diligence in connection with a possible acquisition of the Company.

On November 8, 2011, Mr. Austin and Mr. Offerdahl met with senior representatives of Blackbaud to allow Blackbaud to conduct initial diligence and to discuss potential synergies between the companies that could impact valuation. During these meetings, Mr. Chardon asked Mr. Austin about his intentions regarding continued employment should Blackbaud acquire the Company. Mr. Austin responded that he had not focused on his employment, and Mr. Chardon indicated that Blackbaud may be interested in engaging in discussions regarding a continuing executive role for Mr. Austin in the combined companies. Mr. Austin indicated that he would need to keep the Board informed of any such discussions. No further discussions regarding Mr. Austin’s employment were held at the meeting.

On November 9, 2011, the Company formalized its relationship with SNW by executing and delivering an engagement letter appointing SNW as the Company’s exclusive financial advisor. Mr. Austin also provided Mr. Bock with an update of the meetings with Blackbaud and informed Mr. Bock of the employment related discussions between Mr. Chardon and himself.

On November 10, 2011, the Board held a telephonic meeting to hear an update. All directors were present. In addition to the directors, present on the call were Mr. Offerdahl, Mr. Kerr, a representative of DLA Piper and representatives of SNW. Mr. Austin and Mr. Offerdahl described their November 8th meeting with Blackbaud and the information discussed therein, including the potential employment of Mr. Austin. Mr. Austin and Mr. Offerdahl both indicated that they believed that Blackbaud was genuinely interested in pursuing an acquisition, and that the Blackbaud representatives did not request any competitively sensitive information during the meeting. SNW representatives then discussed with the Board their communications with BofA Merrill Lynch since the November 8th meeting. SNW noted that BofA Merrill Lynch indicated Blackbaud was pleased with the November 8th meeting, that the SNW representatives had indicated again to BofA Merrill Lynch that it would be necessary for Blackbaud to deliver a revised offer in order to proceed further with any discussions and that BofA Merrill Lynch would provide additional information regarding financing if Blackbaud proceeded with an offer.

At this meeting SNW also updated the Board on the status of the Initial Check. As requested by the Board, SNW had contacted the two suitors (other than Blackbaud) believed to be the most likely alternative suitors for the Company. The potential suitors had not responded as of the meeting time. The Board then had a preliminary discussion regarding antitrust considerations related to an acquisition by a competitor.

On November 14, 2011, Blackbaud sent the Company a letter of interest raising its offer to $14.25 per share in cash. Mr. Austin delivered the letter to the Board, and based on the Board’s previous directive, Mr. Austin responded that the Board would not consider the offer because it was below the Revised Range. Mr. Chardon called Mr. Austin to discuss the letter and the Company’s response, and Mr. Austin reiterated the Board’s directive.

On December 5, 2011, Mr. Austin contacted Mr. Chardon to confirm whether the process was over given the Company’s prior response and the passage of time. Mr. Chardon responded that the process was not entirely over but that price was a concern.

On December 7, 2011, Mr. Austin and Mr. Chardon had a conversation in which Mr. Austin reiterated the Board’s directive that if Blackbaud could not make offer in the Revised Range, there would be no need to continue discussions.

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On December 7, 2011, Mr. Austin communicated to Mr. Chardon that the Board considered Blackbaud’s ability to finance an important consideration.

On December 7, 2011, Mr. Chardon communicated to Mr. Austin that only modest revisions to Blackbaud’s previously contemplated financing arrangements would be necessary.

On December 8, 2011, Mr. Austin communicated to Mr. Chardon that Mr. Austin was uncertain whether his Board would accept an offer at the low end of the Revised Range.

On December 14, 2011, Mr. Chardon telephoned Mr. Austin to inform him that Blackbaud was submitting a revised offer of $16 per share in cash. Mr. Chardon emphasized to Mr. Austin that the offer was Blackbaud’s best and final offer. Mr. Chardon also emphasized Blackbaud’s interest in proceeding quickly but only on an exclusive basis. Mr. Chardon indicated that Blackbaud wanted a response from the Company by the close of business on December 16, 2011 as well as a commitment from the Company that it would work diligently through the holidays. Mr. Chardon expressed confidence in Blackbaud’s ability to finance the transaction at the revised valuation. Mr. Chardon and Mr. Austin also discussed briefly, at Mr. Chardon’s prompting, Mr. Austin’s continuing with Blackbaud after a transaction to help with integration of the companies and transition of clients. No compensatory arrangements were discussed, and no decisions were made regarding any continuing role for Mr. Austin.

On December 14, 2011, Blackbaud delivered a letter with a revised offer of $16.00 per share in cash which Blackbaud indicated in its letter was Blackbaud’s best and final offer (the “Final Offer”). The letter also indicated that the Final Offer would expire at the close of business on December 16, 2011, that any agreement would contain a no-shop provision (subject to the duties of the Board under applicable law), and that support agreements would be required from members of management and directors and their affiliates. Blackbaud stressed in its letter that it would not participate in a broad auction process and was insistent on an exclusivity period of 30 days to conduct diligence and negotiate a transaction. The letter also indicated that Blackbaud was already working with its lenders to obtain the financing necessary for the transaction and that Blackbaud anticipated financing the transaction with a new senior term loan, a larger revolving credit facility and the current cash on Blackbaud’s balance sheet. The letter confirmed that any definitive agreement between Blackbaud and the Company would not contain a financing contingency. Blackbaud also indicated that if the Company would require a fully underwritten commitment letter with respect to the financing, the per share price would be reduced by the cost of obtaining that commitment, estimated to be $4 million. The letter also indicated that Blackbaud would like Mr. Austin to continue with the combined companies.

On December 14, 2011, the Board held a telephonic meeting to discuss the letter which Mr. Austin had forwarded to the other directors in advance of the meeting. All directors were present. In addition to the directors, present on the call were Mr. Offerdahl, Mr. Kerr, a representative of DLA Piper and representatives of SNW. Mr. Austin reported to the Board the recent communications between the Company and Blackbaud, including the substance of his conversation with Mr. Chardon earlier that day.

The SNW representatives then reviewed with the Board the terms of the December 14th letter and discussed valuation analyses and other materials prepared by SNW based on the December 14th letter. The SNW representatives analyzed the Final Offer in comparison to the Company’s current market valuation and the valuations of comparable companies and modeled valuation taking into consideration potential cost synergies resulting from a combination of the companies. The SNW representatives indicated that they believed the Final Offer was at the limit of Blackbaud’s willingness to pay for the Company and that SNW believed the Final Offer was indeed Blackbaud’s best and final offer.

The Board discussed the termination of the Final Offer on December 16, 2011 as indicated in the letter and Blackbaud’s continued insistence on exclusivity. The Board also discussed Blackbaud’s express statement that it would not be involved in a broader process. The SNW representatives then updated the Board on the Initial

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Check and informed the Board that both potential suitors reported that they had no interest in pursuing a transaction with the Company. The Board then discussed different approaches going forward, including emphasizing to Blackbaud the Company’s concerns about disclosure of competitively-sensitive information and of the resultant need to conduct a staged due diligence process.

The Board then discussed, among other things: Blackbaud’s ability to finance a transaction at the valuation contained in the Final Offer; Blackbaud’s willingness to proceed without a financing contingency; Blackbaud’s proposal for reducing the price in the event that the Company required a firm commitment letter and the risks to the Company if financing was not obtained after announcement of a transaction; the types of commitments Blackbaud might be able to offer and the conditions and limits thereof; the cost of obtaining such commitments and the resultant delay and risk that requiring such commitments in advance might cause; the state of the credit markets and the macroeconomic environment generally; the enhanced ability of the Company to obtain damages and/or to legally compel Blackbaud to purchase the Company through specific performance because of the absence of a financing contingency; and Blackbaud’s assurances regarding its ability to obtain financing. Based on these discussions, the Board generally believed that adequate financing was available to Blackbaud to finance a transaction at the valuation contained in the Final Offer and that the value to stockholders of a firm commitment letter was not worth the cost thereof.

The Board and the DLA Piper representative then reviewed again the duties of directors and officers in evaluating and negotiating a potential all-cash sale of the Company. The Board discussed, among other things: the alternatives to the Company for conducting a market check; the continued insistence on exclusivity by Blackbaud and the shared belief that Blackbaud would not proceed without such exclusivity; Blackbaud’s stated unwillingness to participate in a broad auction; and the risks associated with any delay caused by a market check in light of the termination of the Final Offer on December 16, 2011. The Board, management and the SNW representatives then evaluated each of the other potential suitors based on their perceived potential interest and ability to consummate a transaction equal to or better than the transaction proposed by Blackbaud. The potential suitors discussed included both strategic firms and private equity firms. SNW reviewed the implied returns to a private equity firm based on the Final Offer, discussed past acquisitions of potential private equity firms and then discussed the likelihood that the most likely private equity firms could transact at a level higher than the Final Offer. Based on this review and discussion, the Board identified an additional five potential suitors and instructed SNW to approach them. The Board also noted the importance of any bidder’s ability to pay for a transaction given the willingness of Blackbaud to proceed without a financing contingency.

The Board then discussed different approaches to respond to Blackbaud. In particular, the Board instructed Mr. Austin to indicate to Mr. Chardon that it was necessary for the Board to perform a market check whether before entering into exclusivity with Blackbaud or after signing a definitive agreement. The Board instructed Mr. Austin to communicate to Mr. Chardon that the Company was commencing its market check and that Blackbaud could either extend the December 16th deadline to give the Company time to undertake its market check or Blackbaud could agree to include a provision in the definitive agreement allowing the company to seek out other bidders.

Mr. Austin then indicated his intent to disclose the Company’s discussions with Blackbaud and other potential suitors to the Company’s management team on the morning of December 15, 2011. The Board agreed that disclosing such discussions to management was appropriate.

The Board instructed management to prepare for the Board’s review a proposed response to Blackbaud acknowledging the Board’s willingness to treat the Final Offer as a basis for agreeing to an exclusive diligence and negotiation period. However, the exclusive period would be staged such that more sensitive information would only be made available after a written confirmation of price from Blackbaud by January 2, 2012.

On December 15, 2011, Mr. Austin spoke via telephone with Mr. Chardon. Mr. Austin delivered the message directed by the Board regarding the Company’s market check. Mr. Chardon agreed to extend the

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deadline for a response only to December 19, 2011 and indicated that Blackbaud’s board of directors would insist on exclusivity at such time. Mr. Austin also sent Mr. Chardon a text confirming that Blackbaud intended to assume all unvested equity awards, and Mr. Chardon confirmed such intention.

On December 16, 2011, Mr. Austin spoke with Mr. Chardon regarding the proposed exclusivity arrangements and the Board’s intention to stage exclusivity.

On December 19, 2011, the Board held a telephonic meeting at which all directors were present. In addition to the directors, present on the call were Mr. Offerdahl, Mr. Kerr, a representative of DLA Piper and representatives of SNW. Mr. Austin provided an update to the Board regarding communications between the Company and Blackbaud since the Board last met on December 14, 2011, including among other things: the Company’s messaging to Blackbaud regarding the market check, Blackbaud’s willingness to extend the response period only until end of day December 19, 2011 and Blackbaud’s continued insistence of commencing exclusivity on such date; the draft response letter and exclusivity agreement including the staged exclusivity terms; Blackbaud’s intention to assume unvested equity awards; and the disclosure to the Company’s executive team of the discussions with Blackbaud and other potential suitors of the Company. The Board also discussed with the DLA Piper representative the antitrust aspects of any diligence and transaction process and the status of the analysis of the antitrust risk of a transaction with Blackbaud.

The SNW representatives then updated the Board on the status of the market check. The SNW representative indicated that five of the suitors, including the two from the Initial Check, had declined to proceed with any discussions regarding the Company. SNW indicated that one suitor never responded to SNW and that the last suitor had not provided a definitive response but understood that if there was any preliminary interest in signing an NDA and conducting a meeting with the Company, interest must be expressed by December 19, 2011. The SNW representative discussed with the Board the details of SNW’s communications with this company to date and presented to the Board an analysis of such company’s ability to pay a per share amount above that being proposed by Blackbaud, a copy of which analysis was distributed to the Board in advance of the meeting.

Mr. Austin then excused the SNW representatives from the meeting. The Board then discussed, among other things: the duties of directors and officers in connection with a sale of the Company; the absence of any indications of interest from the potential suitors who had been approached and the general belief of the Board that interest from other suitors was highly unlikely given the Company’s focus on the non-profit market; the limited likelihood of the last potential suitor indicating interest in purchasing the Company and the risk associated with any transaction with such suitor given its limited ability to pay more for the Company than Blackbaud; the generally shared belief of the Board that the Final Offer represented the best transaction reasonably available; Blackbaud’s continued demand for exclusivity and the generally shared belief of the Board that Blackbaud would abandon any potential transaction if the Company did not proceed with Blackbaud on an exclusive basis or sought to delay the response beyond the close of business on December 19, 2011; the need for a right in any definitive agreement for the Board to respond to any superior proposal from another bidder and to terminate the agreement in order to accept a superior proposal and Blackbaud’s indication that such a right was acceptable to it; and the ability of any other bidder to make an offer for the Company during the diligence period or after a definitive agreement is signed.

Based on these discussions, the Board determined that, if by close of business on December 19, 2011 the Company had not received an indication of affirmative interest from the last potential suitor, management was to deliver the response letter to Blackbaud and enter into an exclusivity agreement with the staged diligence terms discussed by the Board.

Later that evening on December 19, 2011, the Company delivered the response letter and the Company’s comments to the exclusivity agreement.

On December 20, 2011, the Company and Blackbaud negotiated the terms of, and entered into, the exclusivity agreement.

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From December 20, 2011 through January 16, 2012, Blackbaud conducted due diligence regarding the Company including through meetings with the Company’s management. Blackbaud and the Company also negotiated the terms of the Merger Agreement, the Tender and Support Agreements and other ancillary documents. During this period, the DLA Piper representatives took direction in the negotiations from management, the Board generally and between meetings of the Board from Mr. Bock, the independent chairman of the Board and chairman of the Company’s compensation committee. Mr. Bock also received regular and frequent communications from management and DLA Piper regarding the discussions related to compensation and retention of Company employees, including Mr. Austin.

On December 22, 23, 27 and 30, 2011, the Company and Blackbaud entered into Diligence Agreements providing for restricted access to certain items of diligence.

On January 2, 2012, Blackbaud delivered a letter confirming the price of $16 per share in cash. A copy of this letter was distributed to the Board.

On January 9, 2012, the Board held a telephonic meeting at which all directors were present. In addition to the directors, present on the call were Mr. Offerdahl, Mr. Kerr, representatives of DLA Piper and a representative of SNW. A DLA Piper representative presented to the Board a preliminary antitrust analysis, process and considerations related to a potential combination with Blackbaud. A copy of the related materials were distributed to the Board in advance of the meeting. The Board discussed these matters and asked questions of the DLA Piper representatives. The Board also reviewed with the DLA Piper representatives the antitrust-related terms in the draft Merger Agreement, including the reverse break-up fee proposed by the Company.

Prior to the meeting, the Board received a copy of the Merger Agreement in its then-current form. A DLA Piper representative reviewed with the Board the proposed structure of the transaction and related timing, including the need to call a stockholder meeting if less than 90% of outstanding shares are held by Blackbaud. The DLA Piper representative then reviewed the terms of the Merger Agreement and explained the material items still under discussion. The Board discussed these items at length. In particular, the Board discussed issues related to retention of employees. The Board expressed shared concern regarding the potential for attrition following announcement of a transaction with Blackbaud and the need to mitigate such attrition to avoid harm to the Company. The Board determined that it was important to mitigate risk of attrition by finalizing the terms of employment and severance for key employees, including Mr. Austin, and directed management to do so.

The Board then discussed the financing-related provisions in the draft agreement, and the SNW representatives provided an update on the status of Blackbaud’s financing discussions and Blackbaud’s continued confidence in its ability to finance the transaction.

Mr. Austin then informed the Board of the tentative schedule for signing the Merger Agreement should all definitive agreements be fully negotiated and should the Board approve the transaction. Mr. Austin also reviewed the status of communications planning related thereto and discussed the state of integration planning.

On January 11, 2012, the Board held a telephonic meeting at which all directors were present. In addition to the directors, present on the call were Mr. Offerdahl, Mr. Kerr, a representative of DLA Piper and representatives of SNW. Mr. Austin discussed with the Board the status of negotiations between the Company and Blackbaud, and the SNW representatives presented a valuation analysis upon which SNW would base its fairness opinion. The SNW representatives then provided an update on the status of Blackbaud’s financing efforts.

The DLA Piper representative then provided an update on the status of negotiations related to the Merger Agreement and discussed the open diligence issues. The Board discussed these matters and asked questions. In particular, the Board expressed its continued concern regarding the potential harm to the Company if attrition were to occur following an announcement of the transaction and the need to emphasize to Blackbaud the importance of determining in advance of signing the Merger Agreement the compensation and severance arrangements for key employees.

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Mr. Austin indicated that compensatory discussions were still proceeding, and that Blackbaud had provided proposed compensation terms for six executives, including Mr. Austin, and severance terms for two executives, including Vinay Bhagat, the Company’s chief strategy officer and a director, and Mr. Offerdahl. Mr. Austin also indicated that Blackbaud was considering other compensation and severance arrangements for other members of management. The Board discussed these matters as well as broader retention strategies for non-management employees; possible mechanisms under the Merger Agreement for the Company to maintain discretion to incentivize retention of employees post-signing; risks to the transaction associated with the Company’s asking Blackbaud for more post-signing rights to enter into retention arrangements; the rights of the parties under the Merger Agreement in the event of significant post-signing attrition; and limitations on Blackbaud’s ability to enter into arrangements directly with employees.

On January 16, 2012, the Board held a telephonic meeting at which all directors were present. In addition to the directors, present on the call were Mr. Offerdahl, Mr. Kerr, a representative of DLA Piper and representatives of SNW. Prior to the meeting, the Board received the Merger Agreement in substantially final form. The Board also received the resolutions proposed to be adopted in the event the Board determined to approve the transaction with Blackbaud.

Mr. Austin informed the Board that the negotiations related to the Merger Agreements were believed to be substantially completed. The Board then requested from the SNW representatives their opinion of the fairness of the transaction from a financial point of view, and the SNW representatives delivered the opinion, later confirmed in writing, that, as of January 16, 2012, based on the qualifications, assumptions, limitations and other matters to be set forth in the written opinion, the consideration to be received by Company’s stockholders, at $16.00 per share, was fair to the Company’s stockholders from a financial point of view. The SNW representatives also updated the Board regarding Blackbaud’s financing arrangements related to the transaction. The Board then dismissed the SNW representatives from the meeting.

The Board meeting then adjourned and a meeting of the Company’s compensation committee was convened. Mr. Austin and Mr. Offerdahl then reviewed with the compensation committee each of the compensatory and severance arrangements proposed by Blackbaud to be entered into with certain key executives and employees generally. After discussion of these arrangements, the compensation committee approved the arrangements as compensation for services performed, services being performed and services to be performed in the future. The compensation committee also approved a modification, to become effective immediately prior to the Effective Time, to the vesting terms of outstanding Company equity awards for employees (other than those employees who had existing vesting terms different from standard terms). The modification provided for acceleration of vesting with respect to 50% of the unvested shares subject to outstanding equity awards in the event of a termination without cause by Blackbaud of the holder of the award during the first year following the Merger.

The compensation committee then adjourned, and the Board meeting reconvened. The DLA Piper representative then reviewed with the Board the Merger Agreement, its terms and the proposed structure and timing of the transaction. Following a discussion, the Board unanimously (with Mr. Austin and Mr. Bhagat recusing themselves from the vote) approved the Merger and adopted the Merger Agreement and unanimously (with Mr. Austin and Mr. Bhagat recusing themselves from the vote) resolved to recommend that the Company’s stockholders tender their shares in the Offer.

Later that day, at approximately 9:00 p.m. Central Time, Blackbaud, the Offeror and the Company executed and delivered the Merger Agreement.

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Reasons for Recommendation

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Tender Shares accept the Offer and tender their Tender Shares pursuant to the Offer and, if applicable, approve the Merger and the Merger Agreement, the Board consulted with the Company’s management and legal and financial advisors and considered a number of factors, including the following:

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Financial Condition and Prospects of the Company. The Board’s knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial outlook and prospects if it were to remain an independent company. The Board discussed and deliberated at length concerning the Company’s strategic plans and current outlook, including the risks associated with achieving and executing upon the Company’s plans. The Board also considered the non-profit market in which the Company operates and the risks associated with such market given the macroeconomic uncertainty.

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Competitive Environment. The Board considered the competitive environment in which the Company operates and the competitive challenges facing the Company if it remained as an independent company, including competition with companies with greater scale and access to resources.

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Historical Trading Prices; Market Perception. With assistance from SNW, the Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Final Offer represents a premium of approximately 49% over the closing price of the Common Stock on the Nasdaq Global Market on January 13, 2012 (the last trading day before the date of the Merger Agreement). The Board considered the perceived lack of understanding among many investors of the non-profit market in which the Company operates.

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Cash Tender Offer; Certainty of Value. The Final Offer provides for a cash tender offer for all shares of Common Stock held by Company stockholders to be followed by the merger for the same consideration, thereby enabling Company stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Tender Shares and eliminating any uncertainties in valuing the merger consideration to be received by the Company stockholders. The Board also considered Blackbaud’s size, financial position and capacity to finance the transaction, the status of Blackbaud’s financing efforts and Blackbaud’s commitment to pay the Final Offer without a financing condition.

•

Results of Discussions with Third Parties. The Board, with the assistance of its advisors, discussed and considered the results of discussions the Company’s management and its advisers had had with Blackbaud and other third parties regarding a possible business combination or similar transaction with the Company, the absence of interest from any other potential suitor, and the ability of other bidders to make, and the probability that other bidders would make, an offer at a higher price. The Board also considered the higher value that the Company represented to Blackbaud as a competitor versus other potential bidders. Based on those discussions and considerations, and the Company’s extensive negotiations with Blackbaud, the Board believed that the Final Offer represented the highest price reasonably attainable.

•

Opinion and Analyses of the Company’s Financial Advisor. The opinion of SNW to the Board, dated January 16, 2012, to the effect that, as of January 16, 2012, the consideration of $16.00 in cash per share to be received by the holders of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, together with SNW’s related financial analyses as presented to and discussed with the Board. The full text of the SNW opinion, which sets forth the assumptions made, matters considered, and limitations on and scope of the review undertaken, is attached to this document as Annex I and is incorporated by reference. The Board was aware that SNW becomes entitled to certain fees described in Item 5 upon rendering its opinion and upon the consummation of the Offer.

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•

Tender and Support Agreement. The Board noted that certain stockholders, who together control over 30% of the Company’s outstanding Common Stock, have agreed to tender their shares in the Offer pursuant to the Tender and Support Agreement. The Board also noted that the Tender and Support Agreement will terminate if the Merger Agreement is terminated in accordance with its terms.

•

Merger Agreement Terms and Conditions. The Board reviewed, considered and discussed with the Company’s management and the Company’s legal and financial advisors the terms and conditions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties. The matters considered included:

•	The Board’s view that the material terms of the Merger Agreement, taken as a whole, were as favorable as or more favorable than those found in comparable acquisition transactions.

•	The Board’s determination that the termination fee was reasonable and would not likely deter competing bids.

•	The Board’s assessment of Blackbaud’s financial strength and the fact that Blackbaud and Offeror’s obligations under the Offer are not subject to any financing condition.

•	The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement.

•

The provisions in the Merger Agreement allowing the Company, subject to certain conditions as set forth in the Merger Agreement, to enter into a written agreement concerning a Superior Company Proposal (as defined in the Merger Agreement).

•

The provisions in the Merger Agreement allowing the Board, subject to certain conditions set forth in the Merger Agreement, to change its recommendation to the Company’s stockholders with respect to the Offer and Merger if required by the Board’s fiduciary duties.

•

The provision in the Merger Agreement requiring Blackbaud to pay a termination fee of $11 million (plus certain out-of-pocket expenses up to $1.5 million) if the termination of the Merger Agreement relates under certain circumstances to antitrust matters.

•

The provisions in the Merger Agreement allowing the Company to terminate the Merger Agreement if the Offer shall not have been consummated prior to June 30, 2012 (or September 30, 2012) if the only remaining conditions relate to antitrust matters).

The Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

•

Termination Fee. The restrictions that the Merger Agreement imposes on actively soliciting competing bids, and the insistence by Blackbaud as a condition to its offer that the Company would be obligated to pay a termination fee of $11 million (plus certain out-of-pocket expenses up to $1.5 million) under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

•

Failure to Close. The conditions to Blackbaud and Offeror’s obligation to accept the tendered Tender Shares in the Offer and consummate the Merger, and the possibility that such conditions may not be satisfied (including risks associated with the Hart-Scott-Rodino antitrust filings). The fact that, if the Merger is not completed, the Company’s officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The fact that, if the Merger is not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers and employees.

•	Pre-Closing Covenants. Under the terms of the Merger Agreement, the Company agreed that it will carry on in the ordinary course of business consistent with past practice and, subject to specified

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exceptions, that the Company will not take specified actions related to the conduct of its business without the prior consent of Blackbaud.

•

Cash Consideration. The fact that, subsequent to consummation of the Merger, the Company will no longer exist as an independent public company and that the cash transaction prevents the Company’s stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company.

•	Taxation. The fact that gains from this transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors. In arriving at their respective recommendations, the members of the Board were aware of the interests of executive officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(c) Intent to Tender

To the Company’s knowledge after reasonable inquiry, the executive officers and directors of the Company currently intend to tender all Tender Shares held of record or beneficially by them pursuant to the Offer and to vote in favor of the Merger.

(d) Opinion of the Company’s Financial Advisor

Opinion of Financial Advisor to the Company Board

The Company retained SNW to act as its exclusive financial advisor in connection with the possible sale of the Company. On January 16, 2012, SNW delivered to the Company Board its written opinion that, as of that date, the consideration to be received in the Offer and Merger by the holders of Tender Shares (other than shares that are excepted pursuant to the Merger Agreement) was fair, from a financial point of view, to such holders.

The Company determined the consideration that the holders of Shares would receive in the Offer and Merger through negotiations with Blackbaud. The Company did not impose any limitations on SNW with respect to the investigations made or procedures followed in rendering its opinion.

The full text of the written opinion that SNW delivered to the Company Board is attached as Annex I to this Schedule 14D-9. You should read this opinion carefully and in its entirety. However, the Company has included the following summary of the SNW opinion, which is qualified in its entirety by reference to the full text of the opinion attached as Annex I to this Schedule 14D-9.

SNW has directed its opinion to the Company Board. The opinion does not constitute a recommendation to you as to whether you and holders of Tender Shares should tender Tender Shares in the Offer or as to how any holder of Tender Shares should vote on the Merger or any matter related thereto. The opinion does not address the relative merits of the transaction or any alternatives to the transaction. Further, it does not address the underlying business decision by the Company to engage in the transaction. Moreover, it does not address the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or any class of such persons, in connection with the transactions contemplated by the Merger Agreement, whether relative to the consideration to be received by the holders of Tender Shares or otherwise.

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In connection with its opinion, SNW:

(1)	reviewed certain publicly available financial and other data with respect to the Company, including the consolidated financial statements for recent years and interim periods to September 30, 2011 and certain other relevant financial and operating data relating to the Company made available to SNW from published sources and from the internal records of the Company;

(2)	reviewed the financial terms and conditions of the Merger Agreement as set forth in the draft thereof, dated as of January 12, 2012, furnished to SNW;

(3)	reviewed certain publicly available information concerning the trading of, and the trading market for, the Company’s Common Stock;

(4)	compared the Company from a financial point of view with certain other companies in the software industry with similar revenue growth rates and profitability margins, which SNW deemed to be relevant, including companies with software-as-a-service (SaaS) business models, providers of customer relationship management, online marketing and content management software and providers of software to nonprofit organizations;

(5)	considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the software industry which, based on business model, financial profile, sector focus and transaction size, SNW deemed to be comparable, in whole or in part, to the Offer and Merger;

(6)	considered the premiums paid in selected recent transactions across both the selected business combinations referenced above and the broader technology industry;

(7)	reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature regarding the Company, furnished to SNW by them, including financial forecasts and related assumptions of the Company;

(8)	based on projections for the Company provided by its management, reviewed and analyzed the cash flows generated by the Company on a stand-alone basis to determine the present value of the Company’s discounted cash flows;

(9)	made inquiries regarding and discussed the Offer and Merger and the Merger Agreement and other matters related thereto with the Company’s counsel; and

(10)	performed such other analyses and examinations as SNW deemed appropriate.

In preparing its opinion, SNW did not assume any responsibility to independently verify, and did not independently verify, the information referred to above. With the Company’s consent, SNW relied on the information being accurate and complete in all material respects. SNW also made the following assumptions:

•

with respect to the estimates, forecasts or projections of future financial performance prepared by or reviewed with management of the Company or obtained from public sources, upon the Company’s advice and with its consent, SNW relied upon the statements of the Company’s management that such estimates, forecasts and projections (and the assumptions and bases therefore, including the assumption regarding the long term growth rate of the revenue and margin improvements through the 5 year projection period) are reasonable and assumed that such estimates, forecasts and projections represent the best available estimates, forecasts and projections and with respect to estimates, forecasts and predictions prepared by management of the Company, have been prepared in good faith on assumptions which, in light of the circumstances under which they were made, are reasonable, or, with respect to estimates, forecasts and projections obtained from public sources, represent reasonable estimates, forecasts and projections and that they provide a reasonable basis upon which SNW can form its opinion;

•

there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements made available to SNW;

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•	that any material liabilities (contingent or otherwise, known or unknown) of the Company are set forth in its financial statements or were disclosed to SNW by the Company’s management;

•

that the Offer and Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Exchange Act and all other applicable federal and state statutes, rules and regulations;

•

that the Offer and Merger will be consummated in accordance with the terms described in the Merger Agreement, without further amendment thereto, and without any waiver by the Company of any of the conditions to any party’s obligations thereunder, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by SNW; and

•

that in the course of obtaining the necessary regulatory approvals for the Offer and Merger, no restrictions, including any divestiture requirements, will be imposed that could have a meaningful effect on the contemplated benefits of such transactions.

In addition, for purposes of its opinion:

•

SNW’s opinion does not address any legal, tax or accounting matters related to the Merger Agreement, the Offer or the Merger, as to which SNW has assumed that the Company has received such advice from legal, tax and accounting advisors as determined appropriate;

•

SNW was not requested to make, did not make and did not assume the obligation to make an independent evaluation, valuation, appraisal or physical inspection of any of the properties, facilities or assets or liabilities (contingent or otherwise) of the Company, nor was SNW furnished with any such materials;

•

SNW’s opinion was based on economic, monetary, market and other conditions as in effect on, and the information made available to SNW as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, SNW has not assumed any obligation to update, revise or reaffirm its opinion;

•

SNW did not consider any potential legislative or regulatory changes currently being considered by the United States Congress, the SEC, or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board; and

•	SNW’s opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company, Blackbaud or any other person.

The following represents a brief summary of the material financial analyses performed by SNW in connection with providing its opinion to the Company Board. Some of the summaries of financial analyses performed by SNW include information presented in tabular format. In order to fully understand the financial analyses performed by SNW, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the information set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by SNW.

Selected Company Analysis. SNW compared the Company, from a financial point of view, to fourteen (14) publicly traded software companies with similar revenue growth rates and profitability margins that SNW deemed to be relevant based on their SaaS business model and/or focus on providing customer relationship management, online marketing, content management and nonprofit software. SNW compared the Company’s estimated calendar year 2011 and 2012 financial metrics, as provided by management, to estimated calendar year 2011 and 2012 financial metrics, obtained from available public sources, of the fourteen (14) selected

23

comparable companies. Based on this information, SNW calculated the following multiples for the Company and the selected comparable companies:

(a)	multiples of enterprise value (“EV”), which SNW defined as fully-diluted equity value using the treasury stock method, plus debt, preferred stock and minority interests, less cash and cash equivalents, to estimated calendar year 2011 and 2012 (i) revenues (“EV/Revenues”), (ii) earnings before one-time charges, interest, taxes, stock-based compensation and depreciation and amortization (“EV/Adj. EBITDA”) and (iii) operating cash flow plus net interest income, less capital expenditures excluding one-time costs and less capitalization of software development expenses, which is referred to as unlevered free cash flow (“EV/uFCF”)

(b)	multiples of fully-diluted equity value (“P”) using the treasury stock method to estimated calendar year 2011 and 2012 (i) net income as adjusted to exclude stock-based compensation, amortization of intangibles and one-time charges, which is referred to as adjusted price-to-earnings (“Adj. P/E”) (ii) adjusted price-to-earnings for the growth rate of each company using its long-term earnings per share growth rate, which is referred to as adjusted price-to-earnings to growth rate (“Adj. P/E/G”) and (iii) operating cash flow less capital expenditures excluding one-time costs and less capitalization of software development expenses, which is referred to as free cash flow (“P/FCF”)

SNW believes that the fourteen (14) companies listed below have business models similar to those of the Company, but noted that none of these companies have the same management, composition, size, operations, financial profile, or combination of businesses as the Company:

•	Blackbaud

•	Concur Technologies

•	Constant Contact

•	DealerTrack Holdings

•	IntraLinks Holdings

•	LivePerson

•	LogMeIn

•	SciQuest

•	SPS Commerce

•	Taleo

•	Tangoe

•	The Ultimate Software Group

•	Vistaprint

•	Vocus

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The following table sets forth the multiples indicated by this analysis. The range of multiples reflects the first quartile to third quartile metrics of the selected software companies:

Multiple:	Range of multiples	1st Quartile	Average	Median	3rd Quartile	Proposed Transaction
CY 2011 EV/Revenues	3.2x – 5.2x	3.2x	4.4x	4.7x	5.2x	3.5x
CY 2012 EV/Revenues	2.8x – 4.2x	2.8x	3.6x	3.9x	4.2x	2.9x
CY 2011 EV/Adj. EBITDA	15.0x – 26.5x	15.0x	21.4x	19.7x	26.5x	27.1x
CY 2012 EV/Adj. EBITDA	13.4x – 25.2x	13.4x	18.4x	16.4x	25.2x	21.1x
CY 2011 EV/uFCF	14.5x – 27.3x	14.5x	21.0x	19.6x	27.3x	54.2x
CY 2012 EV/uFCF	15.1x – 32.8x	15.1x	24.6x	26.3x	32.8x	44.0x
CY 2011 Adj. P/E	25.7x – 35.9x	25.7x	29.8x	28.4x	35.9x	42.1x
CY 2012 Adj. P/E	23.6x – 34.1x	23.6x	28.6x	30.7x	34.1x	39.0x
CY 2012 Adj. P/E/G	0.98x – 1.58x	0.98x	1.30x	1.23x	1.58x	1.93x
CY 2011 P/FCF	14.6x – 24.8x	14.6x	22.0x	22.9x	24.8x	62.5x
CY 2012 P/FCF	17.9x – 33.0x	17.9x	24.8x	25.2x	33.0x	51.0x

No company utilized in the public trading comparables analysis is identical to the Company. In evaluating comparable companies, SNW made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

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Selected Transactions Analysis. Based on public and other information made available to SNW in connection with the Transaction, SNW calculated the multiples of (i) EV to last twelve month (“LTM”) and next twelve month (“NTM”) revenues and LTM and NTM Adj. EBITDA, and (ii) LTM and NTM Adj. P/E implied in the proposed transaction for the Company and in the following twenty-two (22) selected acquisitions of software companies that have been announced since January 1, 2008:

Announce Date	Acquirer	Target
12/8/11	IBM	DemandTec
12/3/11	SAP	SuccessFactors
12/2/11	SDL	Alterian
10/24/11	Oracle	RightNow
6/30/11	Providence Equity Partners	Blackboard
4/4/11	Apax Partners	Epicor
3/11/11	Infor Global Solutions	Lawson Software
11/2/10	Oracle	Art Technology Group
8/13/10	IBM	Unica
7/28/10	Adobe Systems	Day Software
6/2/10	Thoma Bravo	SonicWALL
5/17/10	Vision Solutions	Double-Take
4/16/10	Oracle	Phase Forward
3/26/10	Thoma Bravo	PLATO Learning
3/15/10	Pegasystems	Chordiant Software
11/5/09	JDA	i2Technologies
9/15/09	Adobe Systems	Omniture
7/28/09	IBM	SPSS
7/10/09	Thoma Bravo	Entrust
5/6/09	Open Text	Vignette
1/22/09	Autonomy	Interwoven
5/29/08	Blackbaud	Kintera

The following table sets forth the multiples indicated by this analysis and the multiples implied by the proposed transaction:

Multiple:	Range of multiples	1st Quartile	Average	Median	3rd Quartile	Proposed Transaction
LTM EV/Revenues	1.8 – 4.4x	1.8x	3.3x	2.4x	4.4x	3.5x
NTM EV/Revenues	1.7x – 3.6x	1.7x	2.9x	2.1x	3.6x	2.9x
LTM EV/Adj. EBITDA	11.7x – 26.3x	11.7x	20.5x	15.7x	26.3x	27.1x
NTM EV/Adj. EBITDA	9.9x – 17.4x	9.9x	16.1x	11.5x	17.4x	21.1x
LTM Adj. P/E	24.7x – 36.6x	24.7x	31.0x	31.2x	36.6x	42.1x
NTM Adj. P/E	22.9x – 33.2x	22.9x	27.7x	26.5x	33.2x	39.0x

No company or transaction used in the selected transactions analysis is identical to the Company or the Offer and Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company is being compared and the aggregate value and equity value of the transactions to which the Offer and Merger are being compared. In evaluating the precedent transactions, SNW made judgments and assumptions with regard to

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industry performance, general business, market and financial conditions and other matters, which are beyond our control, such as the impact of competition on our business or the industry generally, industry growth and the absence of any adverse material change in our financial condition or the industry or in the financial markets in general, which could affect the public trading value of the companies to which the Company is being compared and the aggregate value and equity value of the transactions to which the Offer and Merger are being compared.

Premiums Paid Analysis. SNW reviewed the consideration paid in the twenty-two (22) comparable public software company acquisitions referenced under the heading “Selected Transactions Analysis” above. SNW calculated the premiums paid in these transactions over the target company’s closing stock price on the last trading day prior to announcement of the acquisition offer or the date knowledge of an M&A process became public. In addition, SNW calculated the implied premium to the company’s average stock price one week prior to the same date, and the implied premium to the average stock price one month prior to the same date.

	Premium One Day prior to Announcement	Premium One Week prior to Announcement	Premium 1 Month prior to Announcement
3rd Quartile	45%	43%	50%
Mean	37%	35%	40%
Median	31%	30%	32%
1st Quartile	20%	20%	22%

SNW also reviewed the consideration paid in a broader set of fifty-one (51) U.S. Technology sector public company acquisitions that involved equity values ranging between $100 and $500 million and that were announced since January 1, 2009. SNW calculated the premiums paid in these transactions over the target company’s closing stock price on the last trading day prior to announcement of the acquisition offer or the date knowledge of an M&A process became public. In addition, SNW calculated the implied premium to the company’s average stock price one week prior to the same date, and the implied premium to the average stock price one month prior to the same date.

	Premium One Day prior to Announcement	Premium One Week prior to Announcement	Premium 1 Month prior to Announcement
3rd Quartile	52.0%	54.5%	52.5%
Mean	43.2%	46.0%	49.6%
Median	34.8%	38.9%	39.6%
1st Quartile	21.5%	22.9%	26.8%

With respect to each of the analyses above, SNW noted that the premiums implied by the proposed acquisition by Parent were 49.0%, 47.3% and 46.1%, respectively, for the one day, one week and one month periods prior to the date of the SNW opinion.

Discounted Cash Flow Analysis. SNW used financial forecasts of the Company for the calendar years 2012 through 2016, as provided by the Company’s management, to perform a discounted cash flow analysis, which is designed to provide insight into a company’s future cash flow projections by discounting them to arrive at the net present value of these cash flows. In conducting this analysis, SNW assumed that the Company would perform in accordance with these forecasts. SNW first estimated the terminal value of the projected cash flows by applying a range of exit multiples SNW deemed relevant to the Company’s estimated 2016 Adj. EBITDA, which multiples ranged from 10.0x to 13.0x based on the Company’s historical trading and business characteristics. SNW calculated projected unlevered free cash flow for 2012 through 2016 using management’s projections and discounted these cash flows and the terminal value to present values using a rate of 14.5%, based on the Company’s weighted average cost of capital. This analysis indicated a range of enterprise values which SNW then increased by the Company’s net cash to calculate a range of equity values. These equity values were then divided by fully-diluted shares outstanding using the treasury stock method to calculate implied equity values per share ranging from $14.61 to $17.65. SNW noted that the value of consideration to be received by holders of the common stock pursuant to the merger of $16.00 is within such range.

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The foregoing description is only a summary of the analyses and examinations that SNW deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by SNW. The preparation of a fairness opinion, by necessity, is not susceptible to partial analysis or summary description. SNW believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Company. In addition, based on the Company’s instructions or otherwise, SNW may have given various analyses more or less weight relative to other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be interpreted as, or otherwise considered to be, the view of SNW with respect to the actual value of the Company.

In performing its analyses, SNW made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by SNW are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by SNW with respect to the financial fairness of the consideration to be received by holders of Shares pursuant to the Offer and the Merger, and were provided to the Company in connection with the delivery of the SNW opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

The Company has agreed to pay SNW a fee of $725,000 upon delivery of SNW’s opinion, a monthly fee of $10,000 during the term of SNW’s engagement and an aggregate fee currently estimated to be approximately $5.0 million, which is contingent on the completion of the Offer and the Merger (against which the $725,000 fee for SNW’s opinion and the monthly engagement fee are creditable). The Company Board was aware of this fee structure and took it into account in considering the SNW opinion and in approving the Offer and the Merger. Further, the Company has agreed to reimburse SNW for its reasonable out-of-pocket expenses and to indemnify SNW, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

In the ordinary course of its business, SNW actively trades the equity securities of the Company and of Parent for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities.

Certain Company Forecasts

Our senior management does not as a matter of course make public forecasts or projections as to future performance or earnings beyond the current fiscal quarter and generally does not make public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, during the course of negotiating the Merger Agreement, our management prepared certain prospective financial information to present certain projections of financial performance, and these projections were provided to the SNW, BofA Merrill Lynch and the Board in connection with their respective financial analyses of the proposed merger. We have included below these projections concerning our revenue, Non-GAAP Adjusted EBITDA, Non-GAAP Adjusted Net Income, and Non-GAAP Free Cash Flow, to give our stockholders access to certain nonpublic information prepared for purposes of considering and evaluating the merger.

The projections were developed from historical financial statements and did not give effect to any changes or expenses as a result of the merger or any other effects of the merger. The projections for fiscal years 2012-2016 were prepared in connection with the financial analysis of the proposed merger in October 2011. The projections were not prepared with a view toward public disclosure or compliance with published guidelines of the American Institute of Certified Public Accountants for preparation and presentation of prospective financial

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information or U.S. generally accepted accounting principles. The inclusion of this information should not be regarded as an indication that the Board, SNW, BofA Merrill Lynch or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results. Our independent registered certified public accounting firm, Ernst & Young LLP, has neither examined nor compiled this prospective financial information and, accordingly, Ernst & Young does not express an opinion or any other form of assurance with respect thereto. Furthermore, the projections:

•

while presented with numerical specificity, necessarily make numerous assumptions, many of which are beyond our control, including with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, and may not prove to have been, or may no longer be, accurate;

•

were prepared as of October 2011 with respect to fiscal years 2012-2016 in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared;

•	are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below; and

•	should not be regarded as a representation that the projections will be achieved and readers of this 14D-9 are cautioned not to place undue reliance on the projections.

We believe the assumptions our management used as a basis for the projections were reasonable at the time the projections were prepared, given the information our management had at the time. The projections, however, are not a guarantee of performance. The projections involve risks, uncertainties and assumptions. The future financial results and stockholder value of our company may materially differ from those expressed in the projections due to factors that are beyond our ability to control or predict. We cannot assure you that the projections will be realized or that our future financial results will not materially vary from the projections. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. The projections do not take into account any circumstances or events occurring after the date they were prepared and have not been updated since their respective dates of preparation. They should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

None of the Company or our affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the financial forecasts or that forecasted results will be achieved

	2012E	2013E	2014E	2015E	2016E
Revenue	$95.5	$115.0	$141.0	$175.0	$215.2
Non-GAAP Adjusted EBITDA	$13.2	$17.3	$25.7	$34.8	$42.8
Non-GAAP Adjusted Net Income	$8.4	$10.1	$13.1	$18.0	$22.2
Non-GAAP Free Cash Flow	$3.2	$7.1	$10.2	$14.6	$17.9

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

The Company retained SNW to act as financial advisor and to render an opinion as to the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be received by those holders pursuant to the Merger Agreement. The Company has agreed to pay SNW fees for rendering its opinion and for financial advisory services that the Company and SNW believe are customary in transactions of this nature. A significant portion of SNW’s fees are contingent on the consummation of the Merger. The Company also agreed to reimburse SNW for certain of its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by it as financial advisor to the Company.

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SNW is a nationally recognized investment banking firm. As part of its investment banking services, SNW is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. SNW was retained by the Company to act as its financial advisor in connection with the Merger Agreement based on its experience as a financial advisor in mergers and acquisitions as well as its familiarity with the Company. SNW also acted as underwriter in connection with the initial public offering of the Company’s common stock in April 2010.

Neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations to stockholders on its behalf in connection with the Offer or Merger.

Item 6. Interest in Securities of the Subject Company

No transactions in Common Stock have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information

Information Statement

The Information Statement attached as Annex II hereto is being furnished in connection with the possible designation by Blackbaud, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option

Pursuant to the Merger Agreement, the Company granted to Offeror an option (the “Top-Up Option”), exercisable at any time after the consummation of the Offer and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms, to purchase that number of shares of Common Stock (the “Top-Up Option Company Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Offeror or Blackbaud at the time of such exercise, shall constitute one share more than 90% of the Common Stock (assuming the issuance of the Top-Up Option Company Shares) at a price per share equal to the Final Offer; provided, however, that in no event shall the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the Company’s then authorized and unissued shares of Common Stock (giving effect to shares of Common Stock reserved for issuance under the Company option plans as though such shares were outstanding); and provided

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further that the Company shall have no obligation to deliver the Top-Up Option Company Shares upon exercise of the Top-Up Option if the issuance of the Top-Up Option Company Shares, would result in the issuance of a number of shares equal to or greater than 19.9% of the number of shares of the Company’s common stock issued and outstanding as of January 16, 2012.

Vote Required to Approve the Merger and DGCL Section 253

The Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, including the issuance by the Company of the Top-Up Option Company Shares, at least 90% of the outstanding shares of the Common Stock, Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s other stockholders (a “Short-Form Merger”). If Offeror does not acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of each of the Common Stock as described above, then Offeror will be required to obtain the affirmative vote of the holders of a majority of the outstanding shares of Common Stock in order to effect the Merger. The Merger Agreement provides that if the approval and adoption of the Merger Agreement by the Company’s stockholders are required by the DGCL, the Company will, as soon as practicable following the consummation of the Offer, duly call, give notice of, convene and hold a stockholders’ meeting for the purpose of considering the approval of the Merger Agreement and the transactions contemplated thereby. The Board has recommended to the stockholders the adoption or approval of the Merger Agreement and the Merger, and will solicit proxies in favor of the Merger Agreement and the Merger. In connection with such meeting, the Company will promptly prepare and file with the Securities and Exchange Commission (the “SEC”) and will thereafter mail to its stockholders as promptly as practicable a proxy statement of the Company and all other proxy materials for such meeting. If Offeror acquires, pursuant to the Offer or otherwise, at least 50% of the outstanding shares of Common Stock, it would have the ability to ensure approval of the Merger Agreement and the Merger at the stockholders’ meeting held for such purposes.

State Takeover Laws

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless, among other things, the business combination is approved by the board of directors prior to such date. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Antitrust

Under the Hart-Scott-Rodino Act (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC, and certain waiting period requirements have been satisfied. These requirements apply to the Offer and the Merger.

Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration or termination of the applicable waiting period following the filing by Blackbaud of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division. Blackbaud and the Company filed the requisite Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division on January 19, 2012. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on February 3, 2012, unless the FTC and the Antitrust Division

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terminate the waiting period earlier, Blackbaud withdraws its notification under the HSR Act, or the FTC or the Antitrust Division extends the waiting period by issuing to Blackbaud, prior to the expiration or termination of the waiting period, a request for additional information and documentary material.

At any time before or after the purchase of Common Stock by Offeror, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including, among others, seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Blackbaud, the Company or any of their respective subsidiaries or affiliates. Private parties, state attorneys general, or foreign governmental authorities may also bring legal actions under the antitrust laws under certain circumstances.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each of the Company’s current named executive officers that is based on or otherwise relates to the Offer and the Merger. The compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such terms are used to describe the transaction-related compensation payable to the Company’s named executive officers.

Pursuant to the terms of Mr. Austin’s and Mr. Allison’s respective offer letters with Blackbaud, all unvested options and restricted stock units held by such named executive officers will become fully vested immediately prior to the Effective Time. Pursuant to the terms of Mr. Cannon’s offer letter with Blackbaud, all unvested options and restricted stock units, with the exception of his April 30, 2009 option grant, will become fully vested immediately prior to the Effective Time. Pursuant to the terms of Ms. Spivey’s offer letter with Blackbaud, all unvested options and restricted stock units, with the exception of her February 5, 2009 option grant, will become fully vested immediately prior to the Effective Time. Pursuant to the terms of Ms. Hume’s offer letter of Blackbaud, fifty percent (50%) of all unvested options and restricted stock units held by Ms. Hume will become fully vested immediately prior to the Effective Time. In addition, the terms of the Merger Agreement provide that immediately prior to the Effective Time, all outstanding vested options and restricted stock units will be converted into a cash payment as described above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of the Company – Treatment of Restricted Stock Units and Options.”

Each of the Company’s named executive officers is also entitled to certain severance payments and benefits pursuant to the offer letters and proposed agreements described above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of the Company – Separation Arrangements with the Company” and “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of the Company – Executive Officer Employment Arrangements with Blackbaud.” These severance payments and benefits are payable under certain conditions as described above.

The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation, assume the following:

•	the Effective Time occurs on February 24, 2012;

•	each named executive officer’s employment is terminated without “cause” immediately following the Effective Time; and

•	the Per Share Amount is $16.00.

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The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9 and Annexes referred to herein. As a result, the golden parachute compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($) (1)	Equity ($) (2)	Pension/NQDC ($)	Prerequisites /Benefits ($) (3)	Tax Reimbursement ($)	Other ($)	Total ($)
Gene Austin	370,000	878,939	—	—	—	—	1,248,939

Jim Offerdahl	248,637	395,404	—	17,296	—	—	661,337

Vinay Bhagat	176,153	313,805	—	12,972	—	—	502,930

Marc Cannon	123,600	254,560	—	—	—	—	378,160

Patricia Hume	120,000	460,625	—	—	—	—	580,625

(1)	With respect to Mr. Austin and Mr. Offerdahl, the amounts reported in this column represent 12 months of Mr. Austin’s and Mr. Offerdahl’s base salary, respectively. With respect to Mr. Bhagat, the amounts reported in this column represent 9 months of Mr. Bhagat’s base salary. With respect to Mr. Cannon and Ms. Hume, the amounts reported in this column represent 6 months of Mr. Cannon’s and Ms. Hume’s base salary. The reported amounts do not include the effects of any merit increase or market adjustment which may be approved by the Company’s Compensation Committee in the ordinary course during the first quarter of 2012.
(2)	Amounts reported in this column with respect to each individual represent the acceleration of unvested stock options and restricted stock units which shall become fully vested in connection with the Offer and the Merger. Pursuant to the terms of each officer’s offer letter with Blackbaud, consulting agreement with the Company or separation agreement with the Company, as the case may be, all unvested stock options and restricted stock units (with certain exceptions for Mr. Cannon and Ms. Hume) will become fully vested immediately prior to the Effective Time, as described above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of the Company.” The reported amounts do not include any amounts attributable to equity awards by Blackbaud under its equity incentive plans.
(3)	As further described above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of the Company – Separation Agreements with the Company,” the proposed consulting agreement and severance agreements between the Company and each of Mr. Offerdahl and Mr. Bhagat, respectively, provide for 12 months and 9 months, respectively, of health care benefits following termination.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Dissenters’ rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “Long-Form Merger”) or (y) within twenty (20) days after the date that the Surviving Corporation mails to the

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Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within twenty (20) days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Convio, Inc., 11501 Domain Drive, Suite 200, Austin, Texas 78758. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of

34

Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within sixty (60) days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Blackbaud has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

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Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 25, 2012.*†

(a)(1)(B)	Form of Letter of Transmittal.*†

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(F)	Form of Summary Advertisement as published on January 25, 2012 in The New York Times. †

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex II attached to this Schedule 14D-9).*

(a)(2)(A)	Joint Press release issued by Convio, Inc. and Blackbaud, Inc. dated January 17, 2012 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on January 17, 2012).

(a)(2)(B)	E-mail to Convio, Inc. employees and Frequently Asked Questions, dated January 17, 2012, distributed by the President and Chief Executive Officer of Convio, Inc. to its employees (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on January 17, 2012).

(a)(2)(C)	Frequently Asked Questions, dated January 17, 2012, distributed by the President and Chief Executive Officer of Convio, Inc. to its customers (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on January 17, 2012).

(a)(2)(D)	Frequently Asked Questions, dated January 17, 2012, distributed by the President and Chief Executive Officer of Convio, Inc. to its partners (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on January 17, 2012).

(a)(2)(E)	E-mail to Convio, Inc. employees and transcript of video sent to Convio, Inc. employees, dated January 17, 2012, distributed by the President and Chief Executive Officer of Blackbaud, Inc. (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on January 17, 2012).

(a)(2)(F)	Transcript and related slides of live presentation made to Convio, Inc. employees by the President and Chief Executive Officer of Blackbaud, Inc. and the President and Chief Executive Officer of Convio, Inc. (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on January 18, 2012).

(a)(5)	Opinion of Stifel, Nicolaus & Company, Incorporated to the Board of Directors of Convio, Inc., dated January 16, 2012 (incorporated by reference to Annex I attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of January 16, 2012, by and among Blackbaud, Inc., Caribou Acquisition Corporation, and Convio, Inc. (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Convio, Inc. with the SEC on January 17, 2012).

(e)(2)	Form of Tender and Support Agreement, dated as of January 16, 2012, by and among Blackbaud, Inc., and each director and executive officer and certain stockholders of Convio, Inc. (incorporated by reference to Exhibit 10.52 to the Current Report on Form 8-K filed by Blackbaud, Inc. with the SEC on January 17, 2012).

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Exhibit No.	Description

(e)(3)	Mutual Nondisclosure Agreement, dated November 7, 2011, by and between Convio, Inc. and Blackbaud, Inc. †

(e)(4)	Letter Agreements and amendments thereto regarding diligence matters, dated as of December 22, 23, 27 and 30, 2011, by and between Convio, Inc. and Blackbaud, Inc. †

(e)(5)	Exclusivity Agreement, dated December 20, 2011, by and between Convio, Inc. and Blackbaud, Inc. †

(e)(6)	Indication of Interest Letter, dated as of October 21, 2011, from Blackbaud, Inc. to Convio, Inc. †

(e)(7)	Form of Indemnity Agreement with directors and certain officers of Convio, Inc. (incorporated by reference to Exhibit 10.10 to Convio’s initial Registration Statement on Form S-1 (File No. 333-145787) dated January 25, 2010).

(e)(8)	Offer Letter from Blackbaud, Inc. to Gene Austin, effective as of the closing of the acquisition of Convio, Inc. by Caribou Acquisition Corporation. †

(e)(9)	Offer Letter from Blackbaud, Inc. to Gary Allison, effective as of the closing of the acquisition of Convio, Inc. by Caribou Acquisition Corporation. †

(e)(10)	Offer Letter from Blackbaud, Inc. to Marc Cannon, effective as of the closing of the acquisition of Convio, Inc. by Caribou Acquisition Corporation. †

(e)(11)	Offer Letter from Blackbaud, Inc. to Patricia Hume, effective as of the closing of the acquisition of Convio, Inc. by Caribou Acquisition Corporation. †

(e)(12)	Offer Letter from Blackbaud, Inc. to Sara Spivey, effective as of the closing of the acquisition of Convio, Inc. by Caribou Acquisition Corporation. †

(g)	None.

†	Incorporated by reference to the Schedule TO filed by Caribou Acquisition Corporation and Blackbaud, Inc. on January 25, 2012.
*	Included in materials mailed to stockholders of Convio, Inc.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2012

By:	/s/ Gene Austin
Name:	Gene Austin
Title:	President and Chief Executive Officer

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ANNEX I

January 16, 2012

Board of Directors

Convio, Inc.

11501 Domain Drive, Suite 200

Austin, TX 78758

Ladies and Gentlemen:

We understand that Convio, Inc., a Delaware corporation (“Seller”), Blackbaud, Inc., a Delaware corporation (“Buyer”), and Caribou Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Buyer (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will commence a tender offer (the “Offer”) to purchase all of the Seller Common Stock (as defined below), and, following the consummation of the Offer, Merger Sub will be merged with and into Seller, with Seller as the surviving entity (the “Merger,” and together with the Offer, the “Transaction”). Pursuant to the Transaction, as more fully described in the Merger Agreement and as further described to us by management of Seller, we understand that for each outstanding share of the common stock, $0.001 par value per share (“Seller Common Stock”), of Seller tendered in the Offer, the holder of such Seller Common Stock will receive $16.00 in cash (the “Consideration”) and each outstanding share of Seller Common Stock (other than shares that are excepted pursuant to the Merger Agreement) at the effective time of the Merger will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully described in the Merger Agreement.

You have asked for our opinion as investment bankers as to whether the Consideration to be received by the holders of Seller Common Stock (other than shares that are excepted pursuant to the Merger Agreement) pursuant to the Transaction is fair to such shareholders from a financial point of view, as of the date hereof.

In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller, including the consolidated financial statements for recent years and interim periods to September 30, 2011 and certain other relevant financial and operating data relating to Seller made available to us from published sources and from the internal records of Seller; (ii) reviewed the financial terms and conditions of the Merger Agreement as set forth in the draft thereof, dated as of January 12, 2012, furnished to us; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Seller Common Stock; (iv) compared Seller from a financial point of view with certain other companies in the software industry with similar revenue growth rates and profitability margins, which we deemed to be relevant, including companies with software-as-a-service (SaaS) business models, providers of customer relationship management, online marketing and content management software and providers of software to nonprofit organizations; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the software industry which, based on business model, financial profile, sector focus and transaction size, we deemed to be comparable, in whole or in part, to the Transaction; (vi) considered the premiums paid in selected recent transactions across both the selected business

STIFEL, NICOLAUS & COMPANY, INCORPORATED

390 PARK AVENUE, 2ND FLOOR | NEW YORK, NEW YORK 10022 | (212) 271-3700 | WWW.STIFEL.COM

MEMBER SIPC AND NYSE

Board of Directors

Convio, Inc.

January 16, 2012

combinations referenced above and the broader technology industry; (vii) reviewed and discussed with representatives of the management of Seller certain information of a business and financial nature regarding Seller, furnished to us by them, including financial forecasts and related assumptions of Seller; (viii) based on projections for Seller provided by Seller’s management, reviewed and analyzed the cash flows generated by Seller on a stand-alone basis to determine the present value of Seller’s discounted cash flows; (ix) made inquiries regarding and discussed the Transaction and the Merger Agreement and other matters related thereto with Seller’s counsel; and (x) performed such other analyses and examinations as we have deemed appropriate.

In connection with our review and with Seller’s consent, we have not assumed any obligation independently to verify, and have not independently verified, the foregoing information and have relied on it being accurate and complete in all material respects. To the extent such information includes estimates, forecasts or projections of future financial performance, prepared by or reviewed with management of the Company or obtained from public sources, upon Seller’s advice and with Seller’s consent, we have relied upon the statements of Seller’s management that such estimates, forecasts and projections (and the assumptions and bases thereof, including the assumption regarding the long term growth rate of the revenue and margin improvements through the 5 year projection period) are reasonable and have assumed that such estimates, forecasts and projections represent the best available estimates, forecasts and projections and, with respect to estimates, forecasts and projections prepared by management of Seller, have been prepared in good faith on assumptions which, in light of the circumstances under which they were made, are reasonable, as has been represented and warranted by Seller or, with respect to estimates, forecasts and projections obtained from public sources, represent reasonable estimates, forecasts and projections and that they provide a reasonable basis upon which we can form our opinion. We have relied on these estimates, forecasts and projections without independent verification or analyses and do not in any respect assume any responsibility for the accuracy or completeness thereof. We have also assumed that there have been no material changes in Seller’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. Our opinion does not address any legal, tax or accounting matters related to the Merger Agreement or the Transaction, as to which we have assumed that the Company has received such advice from legal, tax and accounting advisors as determined appropriate. We have assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not been requested to make, nor have we made or assumed the obligation to make any independent evaluation, valuation, appraisal or physical inspection of any of the properties, facilities or assets or liabilities (contingent or otherwise) of Seller, nor have we been furnished with any such materials. We assumed, with Seller’s consent, that any material liabilities (contingent or otherwise, known or unknown) of Seller are set forth in its financial statements or were disclosed to us by Seller’s management. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

This opinion is limited to whether the Consideration to be received by the holders of Seller Common Stock (other than shares that are excepted pursuant to the Merger Agreement) pursuant to the Transaction is fair to such holders from a financial point of view, as of the date hereof. We express no view as to any other aspect or implication of the Transaction, including, without limitation, the form or structure of the Transaction, or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Without limiting the generality of the foregoing, this opinion does not address: (i) any legal, tax or accounting matters, including the consequences any such matters may have on Seller or its stockholders; (ii) any advice or opinions provided by any other advisor to Seller or Buyer; or (iii) the fairness of the amount or nature of any compensation that may be paid or payable to any of Seller’s officers, directors or employees, or any class of such persons, in connection with the Transaction, whether relative to the Consideration or otherwise.

Board of Directors

Convio, Inc.

January 16, 2012

We have further assumed with your consent that the Transaction will be consummated in accordance with the terms of a final form of the Merger Agreement, which will be substantially similar in respects relevant to our opinion to the last draft reviewed by us and referred to above, without any further amendments thereto, and without waiver by Seller of any of the conditions to its obligations thereunder and that each party will perform all of the covenants and agreements relevant to our opinion and required to be performed by it under the Merger Agreement. We have also assumed that in the course of obtaining the necessary regulatory approvals for the Transaction, no restrictions, including any divestiture requirements, will be imposed that could have a meaningful effect on the contemplated benefits of the Transaction.

We have not considered any potential legislative or regulatory changes currently being considered by the United States Congress, the Securities and Exchange Commission (the “SEC”), or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Seller, Buyer or any other person.

We have acted as financial advisor to Seller in connection with the Transaction, have received a monthly fee and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Transaction. Seller has also agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the ordinary course of our business, we actively trade the equity securities of Seller and Buyer for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also acted as an underwriter in connection with the initial public offering of Seller Common Stock. We may seek to provide other investment banking services to Buyer in the future, for which we would seek customary compensation.

Based upon the foregoing and in reliance thereon, it is our opinion, as investment bankers, that the Consideration to be received by the holders of Seller Common Stock (other than shares that are excepted pursuant to the Merger Agreement) pursuant to the Transaction is fair to such holders from a financial point of view, as of the date hereof.

This opinion has been approved by the Fairness Opinion Committee of Stifel, Nicolaus & Company, Incorporated. It is directed to the Board of Directors of Seller (the “Board”) in its consideration of the Transaction and is not a recommendation to the Board as to how to vote on or otherwise act with respect to the Transaction or to any shareholder as to whether such shareholder should tender its shares in connection with the Offer, or, in the event of a shareholder vote to approve the Transaction, how such shareholder should vote with respect to the Transaction. Further, this opinion addresses only the fairness, from a financial point of view, to the holders of Seller Common Stock of the Consideration to be paid by Merger Sub, and does not address the relative merits of the Transaction with any other alternative or business strategy which may be or may have been available to the Board or the Company, the Board’s or Seller’s underlying decision to proceed with or effect the Transaction, or any other aspect of the Transaction. This opinion may not be reproduced, summarized, described, disseminated, quoted or referred to, in whole or in part, nor shall any public reference to Stifel Nicolaus or this opinion be made, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the Transaction, nor shall this opinion be used for any other purposes, without the prior written consent of Stifel Nicolaus, except as specifically permitted by the engagement letter between us and Seller, dated November 9, 2011.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

ANNEX II

CONVIO, INC.

11501 Domain Drive, Suite 200

Austin, Texas 78758

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement (this “Information Statement”) is being mailed on or about January 25, 2012 to holders of record of common stock, par value $0.001 per share (“Shares”), of Convio, Inc., a Delaware corporation (“Convio” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the all-cash tender offer (the “Offer”) by Caribou Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Blackbaud, Inc., a Delaware corporation (“Parent”) to purchase all Shares that are issued and outstanding. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of holders of Shares to a majority of the seats on the Company’s board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of January 16, 2012, by and among Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced an all-cash tender offer on January 25, 2012 to purchase all Shares that are issued and outstanding, at a price of $16.00 in cash, without interest (the “Per Share Amount”), upon the terms and subject to the conditions set forth in the offer to purchase, dated January 25, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the United States Securities and Exchange Commission (the “SEC”) on January 25, 2012.

The Merger Agreement provides, among other things, that following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent. The Merger Agreement provides that the Merger may not be consummated unless the Offer is completed. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (i) Shares owned by Parent or Purchaser, (ii) Shares held by the Company in treasury and (iii) Shares that are owned by holders of Shares who properly demand appraisal of their Shares pursuant to Section 262 of the General Corporation Law of the State of Delaware), will be converted into the right to receive an amount per share equal to the Per Share Amount, without interest (the “Merger Consideration”).

The Offer is initially scheduled to expire at 12:00 midnight, Eastern Time on February 22, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Parent is entitled to designate a number of directors, rounded to the nearest whole number, constituting at least a majority of the directors, to the Board as will give Parent representation on the Board equal to the product of the number of directors on the Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares then outstanding, and the Company will cause Parent’s designees to be elected or appointed to the Board, including by increasing the number of directors or seeking and accepting resignations from incumbent directors or both. The Merger Agreement also provides that, at such time, the Company will also cause individuals designated by Parent to constitute a majority of each (i) committee of the Board, (ii) board of directors of each subsidiary of the Company and (iii) each committee thereof.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the possible appointment of Parent’s designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex II. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning Parent and its designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT’S DESIGNEES TO THE BOARD

Blackbaud has informed the Company that it will choose its designees for the Board from the list of persons set forth below (the “Potential Designees”). Blackbaud has informed the Company that each of the Potential Designees has consented to act as a director of the Company, if so appointed or elected.

Blackbaud has advised the Company that:

•	none of the Potential Designees is currently a director of, or holds any position with, the Company or has a familial relationship with any directors or executive officers of the Company;

•

none of the Potential Designees beneficially owns or has any right to acquire, directly or indirectly, any shares of the Company and, since January 1, 2011, none have been involved in any transactions with the Company or any of its directors, executive officers or affiliates that would be required to be disclosed pursuant to the rules and regulations of the SEC;

•

none of the Potential Designees has, during the past ten years, (i) filed, or had filed against him or her, a petition under the federal bankruptcy laws or any state insolvency law, or had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which such person was a general partner at or within two years of the date of this Information Statement, or any corporation or business association of which such person was an executive officer within two years of the date of this Information Statement; (ii) been convicted in a criminal proceeding or been a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been the subject of any order, judgment or decree of any court of competent jurisdiction, or of any U.S. federal or state authority, permanently or temporarily enjoining such person from, or otherwise limiting such person’s ability to, become a member of any profession, engage in any type of business practice or engage in any activity in connection with the purchase or sale or any security or commodity or in connection with any violation of U.S. federal or state securities laws or federal commodities laws, or to be associated with persons engaged in any such activities; (iv) been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any U.S. federal or state securities law; (v) been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law; (vi) been the subject of, or a party to, any U.S. federal or state judicial or administrative order, judgment, decree or finding relating to an alleged violation of (A) any U.S. federal or state securities or commodities law or regulation, (B) any law or regulation respecting financial institutions or insurance companies or (C) any law or regulation prohibiting mail or wire fraud in connection with any business entity; or (vii) been the subject of, or a party to, any sanction or order of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member; and

•

there are no material pending legal proceedings to which any of the Potential Designees is a party adverse to, or in which any of the Potential Designees has a material interest adverse to, Blackbaud or the Company or any of its subsidiaries. None of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations and other minor offenses); or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

It is expected that Blackbaud’s designees may assume office at any time following the purchase by Offeror of shares pursuant to the Offer, which purchase cannot be earlier than February 24, 2012 and that, upon assuming office, Blackbaud’s designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of the date of this Information Statement, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is 2000 Daniel Island Drive, Charleston, South Carolina 29492.

Name	Age
Marc E. Chardon	56
Timothy Chou	57
George H. Ellis	62
Andrew M. Leitch	68
John P. McConnell	61
Carolyn Miles	50
David Golden	53
Sarah Nash	58
Anthony W. Boor	49
Charles T. Cumbaa	58
Kevin Mooney	53
Brad J. Holman	50
Jana B. Eggers	43
Charles L. Longfield	55
John J. Mistretta	56
Heidi Strenck	42

Marc E. Chardon has served as President, Chief Executive Officer of Parent and a member of Parent’s Board of Directors since November 2005. Previously, Mr. Chardon served as Chief Financial Officer for the Information Worker business group at Microsoft Corporation. He joined Microsoft in August 1998 as General Manager of Microsoft France. Prior to joining Microsoft, Mr. Chardon was General Manager of Digital France. He joined Digital in 1984, and held a variety of international marketing and business roles within the company. In 1994, Mr. Chardon was named Director, Office of the President, with responsibility for Digital’s corporate strategy development.

Timothy Chou has served on Parent’s board of directors since June 2007. Mr. Chou co-founded Openwater Networks in November 2005 and has served on its Board of Directors since that time. From November 1999 until January 2005, he served as President of Oracle On Demand, a division of Oracle Corporation. Prior to that, Mr. Chou served as Chief Operating Officer of Reasoning, Inc. and as Vice President, Server Products, of Oracle Corporation. He has also served as a director for Embarcadero Technologies, Inc. since 2000.

George H. Ellis joined Parent’s Board of Directors in March 2006. Mr. Ellis has been Chief Financial Officer of the Studer Group since September 2011. Prior to that, from July 2006 to August 2011, Mr. Ellis was Chief Financial Officer of Global 360, Inc. Since April 2010, Mr. Ellis has served on the board of Liquidity Services, Inc., currently as Chairman of its Audit Committee. He also has served as the Chairman of Softbrands, Inc. since its formation in October 2001, and as its Executive Chairman from January 2006 to June 2006 and its Chief Executive Officer from October 2001 to January 2006. Mr. Ellis was also the Chairman and Chief Executive Officer of AremisSoft Corporation from October 2001 to confirmation of its plan of reorganization under Chapter 11 of the Federal Bankruptcy Code in August 2002, and served as a director of AremisSoft from April 1999 until February 2001. Mr. Ellis served on the board of directors and advisory boards of several nonprofit companies in the Dallas area.

Andrew M. Leitch was appointed to Parent’s Board of Directors in February 2004 and has served as Chairman since July 2009. Mr. Leitch was with Deloitte & Touche LLP for over 27 years, most recently serving as the Vice Chairman of the Management Committee, Hong Kong from September 1997 to March 2000. In the past five years, Mr. Leitch has served on the board of directors of the following public companies: STR Holdings, Inc. (since November 2009); Cardium Therapeutics, Inc. (since August 2007); L&L Energy Inc. (since January 2011 to April 2011); Aldila, Inc. (from May 2004 to February 2010); and Wireless Facilities Inc., now Kratos Defense & Security Solutions, Inc. (from April 2005 to March 2006). Mr. Leitch also serves as director of several private companies.

John P. McConnell joined Parent’s Board of Directors in March 2006. Mr. McConnell has been the President and Chief Executive Officer of McConnell Golf LLC, a private company, since November 2006. Mr. McConnell served as the President and Chief Executive Officer of A4 Health Systems, Inc. from December 1998 until its sale in March 2006 to Allscripts Healthcare Solutions, Inc., now known as Allscripts-Misys Healthcare Solutions, Inc. Mr. McConnell sat on the board of directors of Allscripts from March 2006 until March 2008. He co-founded Medic Computer Systems, Inc. in 1982 and served as its Chief Executive Officer until its sale to Misys Plc in 1997. Mr. McConnell also has served on the board of directors of several private entities including MED3000, Inc. since June 1996, RxMedic since January 2007 and the Green Spring Foundation since January 2000.

Carolyn Miles has served on Parent’s Board of Directors since March 2007. Ms. Miles has been President and Chief Executive Officer of Save the Children Federation, Inc., a nonprofit organization, since 2011 and has served in various capacities since joining Save the Children Federation in 1998. Prior to joining Save the Children Federation, Ms. Miles worked with American Express Travel-Related Services in New York and Hong Kong.

David G. Golden joined Parent’s Board of Directors in July 2010. Mr. Golden has been a Partner, Executive Vice President and most recently Strategic Advisor of Revolution LLC, a private investment company, since March 2006, after spending 18 years, including 5 years as Vice Chairman, with JPMorgan (and predecessor companies). Mr. Golden also serves as Executive Chairman of Code Advisors, a private merchant bank, since its founding in 2010. Mr. Golden currently serves on the boards of directors of Barnes & Noble, Everyday Health, Inc., Extend Health, Inc., Vinfolio, Inc., The Branson School, and Accelerate Brain Cancer Cure, and on the advisory boards of Granite Ventures LLC and Partners for Growth LLC.

Sarah E. Nash joined Parent’s Board of Directors in July 2010. Ms. Nash currently serves on the board of directors of Knoll, Inc., a public company, and Merrimack Pharmaceuticals, Inc., a private company, and is a trustee of the New-York Historical Society, New York-Presbyterian Hospital, the New York Restoration Project,

and Washington and Lee University. She is also a member of the Business Leadership Council of City University of New York and the National Board of the Smithsonian Institution. Ms. Nash spent nearly 30 years in investment banking at JPMorgan, retiring as Vice Chairman in 2005.

Anthony W. Boor has served as Parent’s Senior Vice President and Chief Financial Officer since November 14, 2011. Prior to joining Parent, Mr. Boor served as an executive with Brightpoint, Inc. beginning in 1999, most recently as its Executive Vice President, Chief Financial Officer and Treasurer. He served as Director of Business Operations for Brightpoint North America from August 1998 to July 1999. Prior to joining Brightpoint, Mr. Boor was employed in various financial positions with Macmillan Computer Publishing Inc., Day Dream Publishing, Inc. Ernst & Young LLP, Expo New Mexico, KPMG LLP and Ernst & Whinney LLP.

Charles T. Cumbaa has served as Parent’s President, Enterprise Customer Business Unit since January 2010. From May 2001 to December 2009, he served as Senior Vice President of Products and Services. Prior to joining Parent, Mr. Cumbaa was an Executive Vice President with Intertech Information Management from December 1998 until October 2000. From 1992 until 1998 he was President and Chief Executive Officer of Cognitech, Inc., a software company he founded. From 1984 to 1992 he was Executive Vice President of Sales and Services at Sales Technologies. Prior to that, he was employed by McKinsey & Company.

Kevin Mooney has served as Parent’s President, General Markets Business Unit since January 2010. He joined Parent in July 2008 as Senior Vice President of Sales & Marketing and Chief Commercial Officer. Before joining Parent, Mr. Mooney was a senior executive at Travelport GDS from August 2007 to May 2008. As Chief Commercial Officer of Travelport GDS, one of the world’s largest providers of information services and transaction processing to the travel industry, Mr. Mooney was responsible for global sales, marketing, training, service and support activities. Prior to that he was Chief Financial Officer for Worldspan from March 2005 until it was acquired by Travelport in August 2007. Mr. Mooney has also held key executive positions in the telecommunications industry.

Brad J. Holman, President of the International Business Unit, joined Parent in November 2010. Prior to joining Parent, Mr. Holman served as Partner and Chief Commercial Officer at ATI Business Group, a Jakarta-based company that provides outsourcing and technical services to the aviation and travel sectors, from February 2010 to October 2010. Prior to that, from June 2006 to February 2010, Mr. Holman served as President of Travelport’s Asia Pacific operations, which provides information services and transaction processing to the travel industry. From July 2001 to May 2006, Mr. Holman held various senior management roles at Travelport, including Senior Vice President of airline services in Asia Pacific and Managing Director of operations in Europe, Middle East and Africa.

Jana B. Eggers, Parent’s Senior Vice President of Product Management and Marketing, joined in November 2010. Prior to joining Parent, Ms. Eggers served as Chief Executive Officer of Germany-based Spreadshirt from October 2006 to November 2010. Prior to that Ms. Eggers served as Director for Intuit from April 2002 to October 2006, where she founded and led the company’s corporate Innovation Lab, which researched and designed new offerings. From March 2003 to October 2006, Ms. Eggers also served as General Manager for Intuit’s QuickBase business, serving the Fortune 100, where it became Intuit’s fastest-growing business unit. Ms. Eggers has also held executive and technology leadership positions at internationalization firm Basis Technology, American Airline’s Sabre, Los Alamos National Laboratory and several acquired start-ups.

Charles L. Longfield has served as Parent’s Senior Vice President, Chief Scientist since January 2010. He joined Parent in January 2007 as Chief Scientist as part of the acquisition of the Target companies, both of which he founded and then led as Chief Executive Officer since the early 1990s. Mr. Longfield has extensive experience designing and implementing national as well as international constituency databases that address the fundraising information needs at many of the world’s largest nonprofit organizations. Mr. Longfield has over 30 years of experience helping nonprofits automate their fundraising operations.

John J. Mistretta has served as Parent’s Senior Vice President of Human Resources since August 2005. Prior to joining Parent, Mr. Mistretta was an Executive Vice President of Human Resources and Alternative Businesses at National Commerce Financial Corporation from 1998 to 2005. Earlier in his career, Mr. Mistretta held various senior human resources positions over a thirteen year period at Citicorp.

Heidi H. Strenck has served as Parent’s Senior Vice President and Controller since January 2007. From October 2002 until January 2007, Ms. Strenck served as Vice President and Controller. Ms. Strenck joined Parent in September 1996 and held key management roles as Accounting Manager from 1996 until 1997 and as Controller until 2002. Prior to joining Parent, she served as a Senior Associate with Coopers & Lybrand and as Internal Auditor for The Raymond Corporation.

CERTAIN INFORMATION CONCERNING CONVIO

The authorized capital stock of Convio consists of 40,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of the close of business on January 16, 2012, there were 18,591,609 shares of common stock outstanding.

The common stock is Convio’s only outstanding class of voting securities that is entitled to vote at a meeting of Convio’s stockholders. Each share of common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Convio has a classified board of directors currently consisting of one Class I directors, three Class II directors and three Class III directors, who will serve until the annual meetings of stockholders to be held in 2014, 2013 and 2012, respectively, or until their respective successors are duly elected and qualified. The names, ages and positions of Convio’s directors and executive officers as of January 16, 2012 are listed below, together with a brief account of their business experience. There are no family relationships among any of the directors and executive officers.

Name	Age	Position(s)	Director Since
Class I directors:
M. Scott Irwin (1) (2)	37	Director	2007
Class II directors:
Vinay K. Bhagat	42	Director and Chief Strategy Officer	1999
Christopher B. Hollenbeck (2) (3)	44	Director	2001
George H. Spencer III (1) (3)	48	Director	2004
Class III directors:
Kristen L. Magnuson (1) (3)	55	Director	2008
William G. Bock (2) (3)	61	Chairman of the Board of Directors	2008
Gene Austin	53	Chief Executive Officer and President	2003
Executive officers:
James R. Offerdahl	55	Chief Financial Officer and Vice President of Administration
Sara Spivey	51	Chief Marketing Officer
David Hart	54	Chief Technology Officer
Patricia Hume	55	Vice President, Worldwide Sales
Marcus K. Cannon	52	Vice President, Services
Gary Allison	46	Vice President, Engineering
Thomas Krackeler	39	Vice President, Common Ground
Angie McDermott	51	Vice President, Human Resources
Hayden Stewart	52	Vice President, Information Technology

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominating and governance committee.

Class I Director (term expires 2014):

M. Scott Irwin has been a member of our Board since February 2007. Mr. Irwin served as a member of the board of directors of GetActive from September 2004 to February 2007. Since February 2005, Mr. Irwin has served as a General Partner of El Dorado Ventures, L.P., a venture capital firm, and was a Principal from June 2000 to January 2005. From 1997 to 1999, Mr. Irwin held software engineering and product management positions with Accenture, Ltd. Mr. Irwin holds a B.S. in Systems Engineering from the University of Virginia and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

Class II Directors (term expires 2013):

Vinay K. Bhagat co-founded our company and served as Chairman of our Board from 1999 to January 2010. Since July 2003, Mr. Bhagat has served as our Chief Strategy Officer. From October 1999 to July 2003, Mr. Bhagat served as our Chief Executive Officer. From 1998 to 1999, Mr. Bhagat was Director of E-Commerce at Trilogy Software, Inc., an e-commerce applications company. From 1993 to 1996, Mr. Bhagat worked as a consultant at Bain & Company, a leading strategic management consulting firm. Mr. Bhagat holds an M.A. from Cambridge University in Electrical and Information Sciences, an M.S. in Engineering Economic Systems from Stanford University and an M.B.A. from Harvard Business School.

Christopher B. Hollenbeck has been a member of our Board since March 2001. Since 1998, Mr. Hollenbeck has served as a Managing Director of Granite Ventures, LLC (formerly known as H&Q Venture Associates LLC), a venture capital firm. Prior to joining Granite Ventures, Mr. Hollenbeck held various positions in the venture capital, corporate finance and merger and acquisition groups at Hambrecht & Quist Group, Inc., an investment bank. Mr. Hollenbeck holds a B.A. in American Studies from Stanford University.

George H. Spencer III has been a member of our Board since 2004. Since January 2007, Mr. Spencer served as Senior Managing Director of Seyen Capital, a venture capital firm. Since October 2006, Mr. Spencer served as a senior consultant with Adams Street Partners, LLC, a venture capital firm, and was a Partner with Adams Street Partners from January 2001 to October 2006. Mr. Spencer also serves on the board of directors and compensation committee of SPS Commerce (NASDAQ:SPSC), a provider of on-demand supply chain management solutions. Mr. Spencer holds a B.A. from Amherst College and an M.B.A. from The Amos Tuck School of Business at Dartmouth College.

Class III Directors (term expires 2012):

Kristen L. Magnuson has been a member of our Board since January 2008. Since July 2011, Ms. Magnuson has been the Chief Financial Officer of Webtrends Inc., a provider of mobile, social and web analytics and engagement. From July 2010 until July 2011, Ms. Magnuson served as the Chief Financial Officer and a Founding Shareholder of AZ Digital Farm LLC, a privately held holding company for mobile technology and digital media solutions. She also serves as Interim Chief Financial Officer to Delta Mutual, Inc., an oil and gas exploration company. From October 2009 to July 2010, Ms. Magnuson was a Partner at Tatum LLC, a financial executive services firm. From September 1997 to August 2009, Ms. Magnuson served as Chief Financial Officer of JDA Software Group, Inc., a provider of enterprise software solutions for supply chain processes, and was promoted to Executive Vice President in March 2001. From 1990 to 1997, Ms. Magnuson served as Vice President of Financial Planning for Michaels Stores Inc., an arts and crafts retailer. From March 1987 to August 1990, she served as Senior Vice President and Controller of MeraBank N.A., a federal savings bank. Ms. Magnuson is a C.P.A. and holds a B.B.A. in Accounting from the University of Washington.

William G. Bock has been a member of our Board since January 2008, Chairman of the Board since April 2011 and served as our lead independent director since January 2010. From November 2006 until July 2011, Mr. Bock served as Senior Vice President and Chief Financial Officer of Silicon Laboratories Inc., an integrated circuit technology company. Mr. Bock joined Silicon Laboratories (NASDAQ: SLAB) as a director in March

2000, and served as Chairman of the Audit Committee until November 2006 before he resigned from the board of directors to join the management team. Mr. Bock rejoined Silicon Laboratories’ board of directors in July 2011. From April 2002 to November 2006, Mr. Bock was a partner of CenterPoint Ventures, a venture capital firm. From April 2001 to March 2002, Mr. Bock served as a partner of Verity Ventures, a venture capital firm. From June 1999 to March 2001, Mr. Bock served as a Vice President and General Manager at Hewlett Packard Company. Mr. Bock held the position of President and Chief Executive Officer of DAZEL Corporation, a provider of electronic information delivery systems, from February 1997 until its acquisition by Hewlett Packard in June 1999. From October 1994 to February 1997, Mr. Bock served as Chief Operating Officer of Tivoli Systems, Inc. Mr. Bock holds a B.S. in Computer Science from Iowa State University and an M.S. in Industrial Administration from Carnegie Mellon University.

Gene Austin has served as our Chief Executive Officer and as a member of our Board since July 2003 and as President since February 2008. From July 2001 to March 2003, Mr. Austin served as Vice President and General Manager of the Enterprise Data Management unit of BMC Software, Inc., a provider of enterprise management solutions. From 1999 to 2001, Mr. Austin served as Vice President and General Manager of Internet Server Products at Dell, Inc., a computer manufacturer. From 1996 to 1999, Mr. Austin served as Senior Vice President of Sales and Marketing at CareerBuilder, Inc., a software as a service company focused on internet based recruiting. Mr. Austin holds a B.S. in Engineering Management from Southern Methodist University in Dallas and an M.B.A. from the Olin School of Business at Washington University in St. Louis.

Executive Officers

James R. Offerdahl has served as our Chief Financial Officer and Vice President of Administration since February 2005. From August 2001 to April 2004, Mr. Offerdahl was President and Chief Executive Officer of Traq-Wireless, Inc., a provider of on-demand mobile resource management software and services to enterprises. From 1998 to 2001, Mr. Offerdahl served as Chief Operating Officer and Chief Financial Officer of Pervasive Software, Inc., a developer and marketer of data management solutions for independent software vendors, and as Chief Financial Officer from 1996 to 1998. From 1993 to 1996, Mr. Offerdahl served as Chief Financial Officer and Vice President of Administration of Tivoli Systems, Inc., a developer and marketer of systems management software, which was acquired by International Business Machines in March 1996. Mr. Offerdahl holds a B.S. in Accounting from Illinois State University and an M.B.A. in Management and Finance from The University of Texas at Austin.

David G. Hart has served as our Chief Technology Officer since February 2008. From March 2000 to February 2008, Mr. Hart served as our Vice President, Products and Operations. From 1998 to 2000, Mr. Hart served as Consulting Engineer for Tivoli Systems, Inc. and as Development Director from 1995 to 1998. Mr. Hart holds a B.A. in Mathematics from Brown University and an M.S. in Software Engineering from The University of Texas at Austin.

Sara E. Spivey has served as our Chief Marketing Officer since December 2008. From August 2007 through September 2008, Ms. Spivey served as Vice President, Marketing for rPath, Inc., a start-up in the virtualization software market, where she was responsible for product management, product marketing, marketing communications and business development. From August 2005 to August 2007, Ms. Spivey was Vice President, Worldwide Sales, Strategic Account Alliance Development for Advanced Micro Devices, Inc., a semiconductor company. There she was responsible for key relationships with Advanced Micro Devices, Inc.’s top five accounts and worked with both client and internal account teams to develop long term strategic growth strategies and tactics. From January 2002 through July 2005, Ms. Spivey served as an independent marketing consultant for technology companies specializing in marketing strategy, positioning and messaging, demand generation and business development. Prior to 2002, Ms. Spivey served twelve years in a variety of sales and marketing roles, including Vice President of Marketing at Quantum Corporation, a storage solutions company. Ms. Spivey holds a B.A. from the University of California at Davis in Economics and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth.

Marc K. Cannon has served as our Vice President of Services since March 2009. From August 2007 through March 2009, Mr. Cannon served as Vice President of Worldwide Services at Adobe Systems, Inc., a multimedia and creativity software company, where he was responsible for new business and delivery of solutions leveraging Adobe’s productivity, creative, and rich internet application technologies to Fortune 500 clients. From May 2005 through August 2007, Mr. Cannon was the Vice President of Worldwide Services at Autodesk, Inc., a design and engineering company, where he was responsible for selling and delivering complex design and visualization services. From August 2002 through May 2005, Mr. Cannon served as Vice President of Worldwide Services and Support at think3, Inc., a manufacturer of computer aided design and life cycle management technology, where he was responsible for services sales, delivery, and customer care. Prior to 2002, Mr. Cannon spent 15 years at Accenture Ltd., a consulting firm, and Cadence Design Systems Inc., a provider of services and software to the electronic design industry, in a variety of executive services positions. Mr. Cannon holds a B.S. in Electrical Engineering from Boston University and an M.B.A. from San Diego State University.

Thomas J. Krackeler has served as our Vice President of Common Ground since July 2008. From February 2007 to July 2008, Mr. Krackeler served as our Vice President of Product Management. From April 2004 to February 2007, Mr. Krackeler served as Senior Vice President of Products at GetActive. Mr. Krackeler served as GetActive’s Vice President of Products from December 2001 to April 2004 and Director of Product Management from April 2000 to December 2001. From 1998 to 2000, Mr. Krackeler served as a Senior Web Developer at Environmental Defense Fund, a nonprofit organization. From 1994 to 1996, Mr. Krackeler was a consultant with Accenture Ltd. Mr. Krackeler holds a B.A. in Political Science and Philosophy from Duke University and an M.P.P. in Public Policy from the University of California, Berkeley.

Gary G. Allison, Jr. has served as our Vice President of Engineering since May 2007. From February 2004 to April 2007, Mr. Allison served as Senior Vice President, Software Development, Data Center Operations, and Customer Service at Simdesk Technologies, Inc., a provider of web-based software. He led a team and had overall responsibility for architecture, development and delivery of Simdesk’s worldwide on-demand product and Simdesk’s data center. From 1997 to 2003, Mr. Allison served as Vice President of Engineering and Customer Service at Pervasive Software Inc., a supplier of embedded database products, where he was responsible for product engineering. Mr. Allison holds a B.S. in Computer Science from Texas A&M University and an M.S. in Software Engineering from University of Houston Clear Lake.

B. Hayden Stewart has served as our Vice President of Information Technology Operations since January 2007. He served as our Director of Information Technology from March 2005 to December 2006. From June 2004 to February 2005, Mr. Stewart served as Principal at Lone Star Associates, a business and technology consulting firm. From February 2003 to June 2004, Mr. Stewart served as a Senior Director, Field Technical Services for Forgent Networks, Inc., a software manufacturer specializing in scheduling and meeting automation. From 1999 to 2002, Mr. Stewart served as Vice President of Engineering at TriActive, Inc., a systems management software manufacturer. From October 1997 to 1999, Mr. Stewart served first as the Director, Information Systems, Purchasing, Facilities and then as Vice President of Customer Engineering for Pervasive Software, Inc. Mr. Stewart holds a B.B.A. in Computer Information Systems from Southwest Texas State University.

Angela G. McDermott has served as our Vice President of Human Resources since February 2006. From 2002 to February 2006, Dr. McDermott founded and was President of McDermott Consulting, a leadership development firm specializing in executive coaching, organization development, and team building. From 1995 to 2001, Dr. McDermott served in various leadership development roles at Dell, Inc. including management development at Dell University, executive development, and field assignments in product development. Dr. McDermott holds a B.S., an M.A. and a Ph.D. in Industrial/Organizational Psychology from the University of Houston.

Patricia Hume has served as our Vice President of Worldwide Sales since August, 2011. Prior to joining the Company, Ms. Hume served as Senior Vice President, Global Indirect Sales for SAP, an enterprise software company, from December 2007 until January 2010. From 2002 until December 2007, Ms. Hume served in a variety of roles with Avaya, a provider of business collaboration and communications solutions, most recently as Vice President of EMEA Channel of Avaya Deutschland GmbH. Ms. Hume holds a B.S. in Economics from the University of Scranton.

CORPORATE GOVERNANCE

Board Composition

Convio is currently managed by a seven-member Board of Directors (the “Board”). The Board has adopted a code of business conduct, and a set of corporate governance guidelines, which, along with the written charters for the committees of the Board described below, provide the framework for the Board’s governance of Convio. The code of business conduct, corporate governance guidelines and committee charters are posted in the investor relations section of Convio’s website at www.convio.com and are available in print free of charge upon written request to Convio’s general counsel.

Board Leadership Structure

Mr. Austin serves as our Chief Executive Officer and provides us with a single voice in the marketplace and to our stockholders. Mr. Austin is responsible for our day-to-day operations and implementing our strategy across a variety of nonprofit organizations (“NPOs”) located throughout the United States, our technological developments, numerous partners, and our employee base in our dispersed offices.

Mr. Bock serves as lead independent director and as our chairman of the Board to act as the leader of the Board and as chairperson of the executive sessions of our independent directors. Mr. Bock, in his roles as lead independent director and chairman, serves as a non-exclusive intermediary between the independent directors and management, including our chief executive officer, determines agendas for Board meetings and facilitates discussions among the independent directors as appropriate between Board meetings.

Director Independence

The Board has determined that, other than Messrs. Austin and Bhagat, each of the members of the Board is an “independent director” for purposes of the NASDAQ Listing Rules and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, as the term applies to membership on the Board and the various Committees of the Board.

The definition of independence under the NASDAQ Listing Rules (the “NASDAQ Rules”) includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his or her family members, has engaged in various types of business dealings with us. In addition, as further required by the NASDAQ Rules, our Board has made a subjective determination as to each independent director that no relationships exist that, in the opinion of our Board, would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our Board reviewed and discussed information provided by the directors and Convio with regard to each director’s business and personal activities as they may relate to Convio and its management.

Risk Management

Our risk management function is overseen by our Board. Through our management reports, our company policies, such as our corporate governance guidelines, our audit and non-audit services pre-approval policy, our code of business conduct and ethics and our Audit Committee’s and Compensation Committee’s review of financial and other risks, we keep our Board apprised of material risks and provide our directors access to all information necessary for them to understand and evaluate how these risks interrelate, how they affect the company, and how management addresses those risks. Mr. Bock, as our lead independent director and chairman, works closely together and with management once material risks are identified by the Board to address such risk. If the identified risk poses an actual or potential conflict with management, our lead independent director and chairman may conduct the assessment by himself or with the aid of other independent directors.

Executive Sessions

Non-management directors generally meet in executive session without management present each time the Board holds its regularly scheduled meetings. Mr. Bock has been designated by the Board to act as the presiding director for such executive sessions of non-management directors.

Meetings of the Board and Committees

The Board met seven (7) times, including telephone conference meetings, and acted by written consent once, during fiscal year 2011. During that year, no current director attended fewer than 75% of the aggregate of (a) the total number of meetings of the Board held while he or she was a director and (b) the total number of meetings held by all committees of the Board on which he or she then served (during the periods that he or she served). Convio’s Board member attendance at Annual Meetings Policy provides that all directors are strongly encouraged to attend Convio’s annual meeting of stockholders. However, Convio recognizes that personal attendance by all directors is not always possible. Messrs. Bock, Spencer, Austin and Bhagat and Ms. Magnuson attended the 2011 annual meeting of stockholders.

Committees of the Board of Directors

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.

Audit Committee.

The members of the Audit Committee during fiscal 2011 were Ms. Magnuson and Messrs. Irwin and Spencer. Each of the members of the Audit Committee is independent for purposes of the NASDAQ listing standards as they apply to Audit Committee members. The Board has determined that Ms. Magnuson qualifies as an audit committee financial expert under the rules of the SEC. The functions of the Audit Committee include:

•

reviewing and providing oversight over the qualification, performance and independence, including reviewing applicable performance and independence requirements of the Public Company Accounting Oversight Board of our independent registered public accounting firm and determining whether to retain or terminate their services;

•

approving the terms of engagement of our independent registered public accounting firm and pre-approving the engagement of our independent registered public accounting firm to perform permissible audit and non-audit services;

•

reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm’s review of our annual and quarterly financial statements and reports;

•	reviewing with management and our independent registered public accounting firm matters that have a significant impact on our financial statements;

•

reviewing with management its evaluation of the effectiveness and adequacy of our internal controls and procedures for financial reporting and reviewing with our independent registered public accounting firm the attestation to and report on the assessment made by management;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	reviewing and approving all related party transactions within the meaning of Item 404 of Regulation S-K.

The Audit Committee held six (6) meetings during the fiscal year ended December 31, 2011. During the last fiscal year, each of our Audit Committee members attended 100% of the total number of meetings of the Audit Committee, with the exception of one committee member missing one meeting.

Compensation Committee.

The members of the Compensation Committee during fiscal 2011 were Thomas Ball, William Bock, Scott Irwin and Chris Hollenbeck. In February 2011, Mr. Ball voluntarily resigned from the Compensation Committee and the Board. Each of the members of the Compensation Committee is independent for purposes of the NASDAQ Rules. The Compensation Committee discharges the Board’s responsibilities relating to compensation and benefits of our executive officers. In carrying out these responsibilities, the Compensation Committee reviews all components of executive officer and director compensation for consistency with the Committee’s compensation philosophy as in effect from time to time. The Compensation Committee determines all compensation for the chief executive officer and approves all employment arrangements applicable to executive officers. The other functions of our Compensation Committee include:

•

determining and reviewing all forms of compensation for our executive officers and directors including, among other things, annual salaries, incentive payments, bonuses, equity awards, severance arrangements, change of control provisions and other compensatory arrangements;

•	administering our equity incentive plans and granting awards of options and other awards to our executive officers, directors and employees under our equity incentive plans;

•	reviewing and discussing with management our compensation discussion and analysis and Compensation Committee report required by the SEC; and

•	evaluating and recommending to our Board the compensation plans and programs advisable for us, and evaluating and recommending the modification or termination of existing plans and programs.

In fulfilling its responsibilities, the Compensation Committee may, to the extent permitted by law, be entitled to delegate any or all of its responsibilities to one or more subcommittees of the Compensation Committee comprised of one or more members of the Compensation Committee.

The Compensation Committee held five (5) meetings, and acted by written consent twice, during the fiscal year ended December 31, 2011. During the last fiscal year, each of our Compensation Committee members attended at least 75% of the total number of meetings of the Compensation Committee.

Nominating and Governance Committee.

The members of the Nominating and Governance Committee during fiscal 2010 were Ms. Magnuson and Messrs. Bock, Hollenbeck and Spencer. Each of the members of the Nominating and Governance Committee is independent for purposes of the NASDAQ Rules. The Nominating and Governance Committee considers the following factors in reviewing possible candidates for nomination as director:

•	the appropriate size of our Board and its Committees;

•	the perceived needs of the Board for particular skills, background and business experience;

•

diversity in the skills, background, reputation, and business experience of nominees compared to the skills, background, reputation, and business experience already possessed by other members of the Board;

•	nominees’ independence from management;

•	applicable regulatory and listing requirements, including independence requirements and legal considerations, such as antitrust compliance;

•	the benefits of a constructive working relationship among directors; and

•	the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

The Nominating and Governance Committee held two meetings during the fiscal year ended December 31, 2011. During the last fiscal year, each of our Nominating and Governance Committee members attended 100% of the total number of meetings of the Nominating and Governance Committee, with the exception of one committee member missing one meeting.

Director Nominations

The Nominating and Governance Committee’s goal is to assemble a Board that brings a variety of perspectives and skills derived from high quality business and professional experience and which complies with the NASDAQ and SEC rules. While we do not have a formal policy on diversity, our Nominating and Governance Committee considers as one of the factors the diversity of the composition of our Board and the skill set, background, reputation, type and length of business experience and gender of our Board members as well as a particular nominee’s contributions to that mix. The Nominating and Governance Committee believes directors should possess the highest personal and professional ethics, integrity and values and be committed to representing the best interests of our stockholders. They must also have an inquisitive and objective perspective and mature judgment. Director candidates must have sufficient time available in the judgment of the Nominating and Governance Committee to perform all Board and Committee responsibilities. Board members are expected to prepare for, attend and participate in all Board and applicable Committee meetings.

Other than the foregoing and the applicable rules regarding director qualifications, there are no stated minimum criteria for director nominees, although the Nominating and Governance Committee may also consider such other factors as it may deem, from time to time, are in the best interests of us and our stockholders. Under the NASDAQ Rules, at least a majority of the members of the Board must meet the definition of “independent director” and at least one director must have “financial sophistication.” The Nominating and Governance Committee also believes it appropriate for one or more key members of management to participate as members of the Board.

The Nominating and Governance Committee will evaluate annually the current members of the Board whose terms are expiring and who are willing to continue in service against the criteria set forth above in determining whether to recommend these directors for election. The Nominating and Governance Committee will assess regularly the optimum size of the Board and its Committees and the needs of the Board for various skills, background and business experience in determining if the Board requires additional candidates for nomination. In April 2011, following Mr. Haji’s decision to not stand for re-election as director, the Nominating and Governance Committee decided that it was in the best interests of the Company to reduce the size of the Board to seven members, effective as of the 2011 annual meeting.

Candidates for director nominations come to our attention from time to time through incumbent directors, management, stockholders or third parties. These candidates may be considered at meetings of the Nominating and Governance Committee at any point during the year. Such candidates are to be evaluated against the criteria set forth above. If the Nominating and Governance Committee believes at any time that it is desirable that the Board consider additional candidates for nomination, the Committee may poll directors and management for suggestions or conduct research to identify possible candidates and may engage, if the Nominating and Governance Committee believes it is appropriate, a third party search firm to assist in identifying qualified candidates.

The Nominating and Governance Committee will evaluate any recommendation for director nominee proposed by a stockholder. In order to be evaluated in connection with the Nominating and Governance Committee’s established procedures for evaluating potential director nominees, any recommendation for director nominee submitted by a stockholder must be sent in writing to the Corporate Secretary, 11501 Domain Drive, Suite 200, Austin, Texas 78758, 120 days prior to the anniversary of the date proxy statements were mailed to stockholders in connection with the prior year’s annual meeting of stockholders and must contain the following information:

•	the candidate’s name, age, contact information and present principal occupation or employment; and

•

a description of the candidate’s qualifications, skills, background, and business experience during, at a minimum, the last five years, including his/her principal occupation and employment and the name and principal business of any corporation or other organization in which the candidate was employed or served as a director.

In addition our bylaws permit stockholders to nominate directors for consideration at an annual meeting.

All directors and director nominees must submit a completed form of directors’ and officers’ questionnaire as part of the nominating and evaluation process. The evaluation process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Nominating and Governance Committee.

The Nominating and Governance Committee will evaluate incumbent directors, as well as candidates for director nominees submitted by directors, management and stockholders consistently using the criteria stated in this policy and will select the nominees that in the Committee’s judgment best suit the needs of the Board at that time.

Communications with Directors

Individuals may communicate with the Board by mail, facsimile or email as follows:

Chairman of the Board or

Board of Directors

c/o Corporate Secretary

Convio, Inc.

11501 Domain Drive, Suite 200

Austin, Texas 78758

Fax: 512.652.2691

Email: board@convio.com

The Corporate Secretary shall maintain a log of such communications and transmit such communications as soon as practicable to the identified director addressee(s), unless there is a safety or security concern, as determined by the Corporate Secretary in consultation with our general counsel. The Board or individual directors so addressed shall be advised of any communication withheld for safety or security reasons as soon as practicable. The Corporate Secretary shall relay all communications to directors absent safety or security concerns.

Director Attendance at Annual Meetings

We will make every effort to schedule our annual meeting of stockholders at a time and date to accommodate attendance by directors taking into account the directors’ schedules. All directors are encouraged to attend our annual meeting of stockholders.

Committee Charters and Other Corporate Governance Materials

Our Board has adopted a code of business conduct. The code applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions), agents and representatives, including directors and consultants. The code is available on our website at www.convio.com. Any substantive amendment or waiver of the code may be made only by the Board, and will be disclosed on our website as well as via any other means then required by NASDAQ Rules or applicable law.

Our Board has also adopted a written charter for each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Each charter is available on our website at www.convio.com.

Corporate Governance Guidelines

We have adopted corporate governance guidelines that address the composition of the Board, criteria for Board membership and other Board governance matters. These guidelines are available on our website at www.convio.com. A printed copy of the guidelines may also be obtained by any stockholder upon request.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee are or have been an officer or employee of Convio, Inc. During the fiscal year ended December 31, 2011, no member of the Compensation Committee had any relationship with Convio, Inc. requiring disclosure under Item 404 of Regulation S-K. During the fiscal year ended December 31, 2011, none of Convio’s executive officers served on the compensation committee (or its equivalent) or board of directors of another entity any of whose executive officers served on Convio’s Compensation Committee or Board. For more information, see “Certain Relationships and Related Party Transactions.”

REPORT OF THE AUDIT COMMITTEE

The Audit Committee currently consists of three directors, each of whom, in the judgment of the Board, is an “independent director” as defined in the listing standards for the NASDAQ Global Market. The Audit Committee acts pursuant to a written charter that has been adopted by the Board. A copy of this charter is available on our website at www.convio.com.

The Audit Committee oversees Convio’s accounting and financial reporting process on behalf of the Board and oversees the audit of Convio’s financial statements. The functions of the Audit Committee include:

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reviewing and providing oversight over the qualification, performance and independence, including reviewing applicable performance and independence requirements of the Public Company Accounting Oversight Board of our independent registered public accounting firm and determining whether to retain or terminate their services;

•

approving the terms of engagement of our independent registered public accounting firm and pre-approving the engagement of our independent registered public accounting firm to perform permissible audit and non-audit services;

•

reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm’s review of our annual and quarterly financial statements and reports;

•	reviewing with management and our independent registered public accounting firm matters that have a significant impact on our financial statements;

•

reviewing with management its evaluation of the effectiveness and adequacy of our internal controls and procedures for financial reporting and reviewing with our independent registered public accounting firm the attestation to and report on the assessment made by management;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	reviewing and approving all related party transactions within the meaning of Item 404 of Regulation S-K.

Management has the primary responsibility for the financial statements and the financial reporting process, including internal control systems, and procedures designed to ensure compliance with applicable laws and regulations. Our independent registered public accounting firm, Ernst & Young, is responsible for expressing an opinion as to the conformity of our audited financial statements with generally accepted accounting principles.

The Audit Committee has reviewed and discussed Convio’s audited financial statements with management. The Audit Committee has discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has met with Ernst & Young, with and without management present, to discuss the overall scope of Ernst & Young’s audit, the results of its examinations, its audit of Convio’s internal controls and the overall quality of Convio’s financial reporting.

The Audit Committee has received from Ernst & Young the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, has discussed with Ernst & Young any relationship that may impact its objectivity and independence, and has satisfied itself as to the auditors’ independence.

Based on the review and discussions referred to above, the Audit Committee recommended to Convio’s Board of Directors that Convio’s audited financial statements be included in this Information Statement.

AUDIT COMMITTEE

M. Scott Irwin

Kristen L. Magnuson

George H. Spencer III

Pursuant to the Instruction to Item 407(d), the foregoing Report of the Audit Committee shall not be deemed to be “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Convio, Inc. specifically incorporates such information by reference in such filing.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers (“NEO’s”) should be read together with the compensation tables and related disclosures set forth below. Our NEOs include our principal executive officer, principal financial officer and each of the three most highly-compensated executive officers who earned or were paid in excess of $100,000 during fiscal 2011. This discussion contains forward-looking statements based on our current plans, considerations, expectations and determinations regarding future compensation programs.

Compensation Objectives

The goals of our executive compensation program are to attract, motivate and retain individuals with the skills and qualities necessary to support our clients and grow our business. In fiscal 2011, we designed our executive compensation program to achieve the following objectives:

•	attract and retain executives experienced in developing and delivering products and services such as our own;

•	attract and retain individuals with a deep respect for NPOs to foster a culture of client focus, trust, collaboration, community and innovation;

•	motivate and reward executives whose experience and skills are critical to our success;

•	reward performance; and

•	align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value.

Determination of Compensation

The responsibility for establishing, administering and interpreting our policies governing the compensation and benefits for our executive officers lies with our Compensation Committee, which consists entirely of non-employee directors. Our Compensation Committee has taken the following steps to ensure that our executive compensation and benefit policies are consistent with both our compensation objectives and our corporate governance guidelines:

•	established a practice, in accordance with NASDAQ Rules of independently reviewing the performance and determining the compensation earned, paid or awarded to our Chief Executive Officer;

•

established a policy, in accordance with NASDAQ Rules, to review on an annual basis the compensation of our other executive officers with recommendations from our Chief Executive Officer, Chief Financial Officer and Vice President of Human Resources and determining what the Compensation Committee believes to be appropriate total compensation for these executive officers; and

•	established an equity grant policy for both new hire and periodic equity awards.

When determining executive compensation, the Compensation Committee considers the objectives of our executive compensation policies described above in the context of our financial condition and historical operating results, our operating plan and economic conditions generally. In addition, in setting executive compensation for 2011 the Compensation Committee considered our stockholder’s advisory vote in favor of our 2010 executive compensation at our annual stockholder meeting on May 19, 2011. Our stockholders have also determined on an advisory basis, that they should have an advisory vote on executive compensation every three years. In connection with executive equity awards, if any, the Compensation Committee reviews prior equity award levels, the executive’s aggregate equity interests and the general duties, responsibilities and performance of the executive officers in their respective positions.

In 2011, the Compensation Committee retained Compensia, a compensation consultant, and benchmarked our executive compensation against specific comparable companies. Compensia provided the following services on behalf of the Compensation Committee during fiscal 2011:

•	reviewed and provided recommendations on the composition of our peer group of companies, and provided compensation data relating to executives at the companies in the peer group;

•	conducted a comprehensive review of the total compensation arrangements for all of our executive officers;

•	provided recommendations to the committee regarding our executive officers’ compensation packages;

•	assisted with executive equity program design, including an analysis of equity mix, aggregate share usage and target grant levels; and

•	updated the compensation committee on emerging trends and best practices in the area of executive compensation.

The compensation committee is satisfied with the qualifications, performance and independence of Compensia. Compensia does not provide any other services to us.

To assist the compensation committee in its deliberations on executive compensation, Compensia collected and analyzed data using the Compensation Committee’s criteria to provide recommendations on the composition of our “peer group of companies.” The criteria used to establish our peer group of companies included location, companies providing software as a service, companies with revenue approximately 0.5x to 2.0x of ours and companies with a market capitalization of approximately 0.3x to 3.0x of ours. Based on the recommendations provided, the full peer group established by our compensation committee in 2011 consists of the following companies:

American Software, Inc.	Archipelago Learning, Inc.
Demandtec, Inc.	Mattersight Corp
Falconstor Software, Inc.	Logmein, Inc.
LivePerson, Inc.	PROS Holdings, Inc.
Pervasive Software Inc.	Saba Software, Inc.
Scientific Learning Corporation	SPS Commerce, Inc.
Bazaarvoice Inc.	Zix Corporation
Vocus, Inc.	Guidance Software, Inc.
Carbonite, Inc.	Callidus Software, Inc.

Compensia then prepared a compensation analysis compiled from data gathered from publicly available information regarding the companies that the compensation committee had selected as members of our peer group and information from the 2011 Culpepper Executive Compensation Survey of high-technology companies with $50 million to $100 million in revenue. The compensation committee used this data to compare the compensation of our NEOs to similarly positioned persons within the peer group and to determine the relative compensation for each NEO position, based on direct, quantitative comparisons of pay levels.

The compensation committee will periodically review and update our peer group, as necessary, to ensure that the comparisons are meaningful.

Our Compensation Committee typically invites our Chief Executive Officer, Chief Financial Officer and Vice President of Human Resources to attend meetings of the Compensation Committee. During deliberations of compensation decisions relating to our executive officers other than our Chief Executive Officer, the Compensation Committee considers the recommendations of our Chief Executive Officer, Chief Financial Officer and Vice President of Human Resources. The Compensation Committee then separately deliberates and makes determinations about executive compensation, for persons other than the Chief Executive Officer, in executive session outside the presence of the Chief Financial Officer and Vice President of Human Resources. The Chief Executive Officer is typically present throughout these deliberations.

For compensation decisions regarding our Chief Executive Officer, our Compensation Committee discusses with the Chief Executive Officer his current compensation and his perspective on his compensation for the upcoming year. The Compensation Committee then deliberates and determines the compensation of the Chief Executive Officer in executive session outside of the presence of any executive officer, including our Chief Executive Officer. The Committee then communicates its decision on his compensation to him through the whole Committee or the chairman of the Committee.

Components of Executive Compensation

Our executive compensation program has three primary components—base salaries, cash incentive payments and equity-based awards granted pursuant to our equity plans described below. These components are used to provide a mixture of short-term cash compensation, which is intended as an immediate reward for positive results, and long-term equity incentives, which are designed to reward good decisions and consistent long-term results, align shareholder and executive interests and provide a retention tool. Ms. Patricia Hume, our Vice President of Worldwide Sales, receives sales commissions in lieu of a cash incentive payment. Our executives are also entitled to certain other benefits described under “Executive Compensation—Compensation Discussion and Analysis—General Benefits.” The Compensation Committee has not adopted any formal or informal policies for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation but rather relies on the recommendation of its independent compensation consultant, the experience of the Compensation Committee’s members, its past practices and management inputs in establishing the different forms of compensation. The Compensation Committee reserves the right to grant discretionary bonuses to any employee.

Base Salary

Our Compensation Committee believes that base salary is a significant motivating factor in attracting and retaining executive officers. Historically, the Compensation Committee has set base salaries based on the performance of the business generally and the executive officers’ respective positions, tenures and performance with us. In 2011, our Compensation Committee elected to increase the base salaries of our executive officers in order to increase the overall target earnings. The Compensation Committee expects to make future decisions regarding base salaries in accordance with its past practices.

Cash Incentive Plan

Our annual cash incentive plan directly links annual cash incentive payments to the accomplishment of predetermined and Board approved financial and operating goals. All of our executive officers, other than Ms. Hume who receives sales commissions, participate in the cash incentive plan. Cash incentive amounts are determined as a percentage of base salary and are conditioned upon our achievement of objectives established each year by the Compensation Committee. Corporate performance goals are established by the Compensation Committee near the beginning of each fiscal year. These goals are closely aligned with our overall business strategy of maximizing financial return to stockholder, maintaining and increasing the Company’s sales and are designed to emphasize those areas in which the Compensation Committee wishes to incent executive performance. In setting the performance goals, the Compensation Committee attempts to provide targets that are ambitious enough to drive executive performance while being conscious of the need to attract and retain top executive talent. The Compensation Committee also retains the right to modify the plan, including the targets and the amounts payable under this plan and has the right to exercise discretionary authority over the payment of cash incentives. In making such adjustments, however, the Compensation Committee considers whether the changes would cause any portion of an award to be nondeductible under Section 162(m) of the Internal Revenue Code as described more fully in the “Accounting and Tax Considerations” section below. The annual targeted incentive payment of each NEO, other than Ms. Hume, is based upon a percentage of base salary. The Compensation Committee relies on its judgment, the recommendation of its independent compensation consultant, and market data in establishing these target percentages.

We pay the incentive payments under the cash incentive plan twice each year. The Compensation Committee establishes first half targets and full year targets. We pay incentive payments in the third quarter based on our achievement of the first half target and pay incentive payments in the first quarter of the following fiscal year based on our achievement of full year targets. Our Compensation Committee believes that paying incentive payments twice per year helps to maintain the focus of our executive officers on achieving the objectives throughout the year.

Sales Commissions

Pursuant to a sales commission plan approved annually by our Compensation Committee, we pay Ms. Hume sales commissions to encourage and reward her contributions to our long-term revenue growth. For 2011, Ms. Hume was eligible to receive quarterly commissions based upon achievement by the Company of software monthly recurring revenue and service bookings goals, with corresponding target goals and commission rates for each. Software monthly recurring revenue and services bookings represented 70% and 30% of Ms. Hume’s quarterly target 2011 incentive compensation, respectively. The Compensation Committee set quarterly targets for each of the two components that the Compensation Committee believed would be 80% likely to be achieved. For each of these components, the actual commission rate paid varied based on the levels of achievement versus the component targets achieved. At 100% achievement of the component targets, the commission rate was 100% of the target commission rate. With respect to the software monthly recurring revenue component, at less than 80% achievement, Ms. Hume’s commission rate would be 50% of the target commission rate, and for achievement from 80% to 200% of the target, the commission rate would range from 70% to 237.5% of the target commission rate. With respect to the service bookings component, the commission rate paid was determined by adjusting the target commission rate, either positively or negatively, by the percentage variance in achievement of the service bookings target. Ms. Hume’s target commission for 2011 on an annualized basis was $260,000. Since Ms. Hume joined the Company on August 8, 2011, her commission for the third quarter was pro-rated. There was no maximum commission that Ms. Hume could be paid. Ms. Hume received $40,000 in sales commissions for the third quarter of 2011 and will receive $56,222 in sales commissions for the fourth quarter of 2011 in January 2012.

Equity Awards

Although we have not implemented any stock ownership guidelines with respect to our executive officers, our Compensation Committee believes that providing our executive officers with an equity interest helps to align the interests of our executive officers with those of our stockholders. We have historically granted stock options to our employees, including executive officers, upon hiring and thereafter annually to a portion of employees generally based on performance. However, as our industry has matured, it has become increasingly competitive. The market conditions, in addition to the adoption of FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation led us to transition our equity-award philosophy away from 100% stock options to a position that is more focused on a blend of stock options and restricted stock units.

The Compensation Committee determines the size of annual awards based upon the Compensation Committee’s subjective assessment of the incentive value of the NEO’s respective total equity interests relative to their roles, market data and performance in the company and their levels of vested and unvested shares. In 2011, based on this assessment, our Compensation Committee awarded stock options and restricted stock units to each of our NEOs. A summary of these equity awards can be found below under “Executive Compensation—Grants of Plan-Based Awards.” The mix of stock options and restricted stock units each NEO received was based on balancing the primary objectives of our long-term incentive program-stockholders alignment, performance linkage and retention. The Compensation Committee grants all stock options at fair market value on the date of grant. The Compensation Committee has not adopted any policy or program requiring the annual grant of equity awards to any executive officer or other employee.

We have a right to repurchase unvested, but exercised, options at cost upon termination of service. The Compensation Committee believes that this term enhances the value of the option without adding substantial administrative burden on us.

Change of Control and Severance Benefits

In addition to benefits upon a Change of Control under our equity benefit plans described below under “Equity Compensation Plan Information” certain of our NEOs are entitled to receive additional compensation or benefits under the severance and Change of Control provisions contained in their offer letters and option agreements. The Compensation Committee established these benefits based upon the experience and expertise of the Committee members. Our severance and Change of Control provisions for the NEOs are summarized below in “Executive Compensation—Potential Payments upon Termination or Change in Control.”

General Benefits

Our NEOs receive health and welfare benefits and participate in our 401(k) plan on terms generally available to all of our employees. In addition, all of our employees, including our NEOs, are provided with paid time off based on tenure as well as three days off for volunteer time, during which employees work with NPOs to help align our employees with NPOs and their missions.

Accounting and Tax Considerations

Internal Revenue Code Section 162(m) limits the amount that a publicly-held company may deduct for compensation paid to certain executive officers to $1,000,000 per person, unless certain requirements are satisfied. Exemptions to this deductibility limit may be made for various forms of “performance-based” compensation. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Under certain regulations, option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past we have granted options that met those requirements. While the Compensation Committee cannot predict how the deductibility limit may impact our compensation program in future years, the Compensation Committee intends to consider the impact of Section 162(m) in maintaining an approach to executive compensation that strongly links pay to performance.

Executive Compensation Activities in 2011

Based on the recommendation of Compensia and in light of the performance of the business generally and the executive officers’ respective positions, market data, tenures and anticipated performance, on January 27, 2011 the Compensation Committee decided to increase the base salary of our NEOs, increase the amount payable to certain of our NEOs under our cash incentive plan for fiscal 2011 and grant both non-statutory stock options and restricted stock units to our NEOs.

The Compensation Committee decided to increase the base salary of each of our NEOs as follows:

Named Executive Officer	Base Salary
Gene Austin	$337,428
James R. Offerdahl	$248,637
Vinay K. Bhagat	$234,870
Marcus K. Cannon	$247,200

The cash incentive plan adopted by our Compensation Committee for fiscal 2011 sets cash incentive amounts as a percentage of base salary and conditioned upon our achievement of certain objectives. The aggregate annual potential incentive payment percentage payable under the cash incentive plan for fiscal 2011 remained the same for Messrs. Bhagat and Cannon and increased for Messrs. Austin and Offerdahl. Based on the recommendation of Compensia and the Compensation Committee’s assessment of the compensation of Messrs. Austin and Offerdahl as compared to similarly situated executives at peer companies, Mr. Austin’s percentage was increased from 45% to 70% for fiscal 2011 and Mr. Offerdahl’s percentage was increased from 30% to 45% for fiscal 2011. The percentage for each NEO is as set forth in the following table:

Named Executive Officer	Aggregate Annual Potential Incentive Payment Percentage
Gene Austin	70%
James R. Offerdahl	45%
Vinay K. Bhagat	30%
Marcus K. Cannon	30%
Patricia Hume	(1)

(1)	See Sales Commissions above for a discussion of Ms. Hume’s potential incentive compensation.

In 2011, the Compensation Committee utilized churn as a gateway condition prior to our executive officers’ earning any incentive payment under the cash incentive plan. We define churn as the amount of any lost software monthly recurring revenue and usage revenues in a period, divided by our software monthly recurring revenue at the beginning of the year plus our average usage revenue of the prior year. The churn targets were 4.75% or less and 9.5% or less for the first six months and full year of fiscal 2011, respectively. We achieved these gateways in both periods.

Following achievement of churn targets, our executive officers became eligible to receive incentive payments based upon our achievement of targets tied to an operating income measure and net change in software monthly recurring revenue. The operating income target excluded amortization of intangibles and stock-based compensation and was set at $3.682 million and $8.324 million for the first six months and full year of fiscal 2011, respectively. The Compensation Committee anticipated solely based on its judgment that the probability of our achievement of the target for net change in monthly recurring revenue would be 85% likely in 2011.

The actual amount of cash incentive payable to the executive officers was based upon the percentage of completion of each target in accordance with the following table:

	Percentage Achievement of Net Change in Software Monthly Recurring Revenue
Percent Achievement of Operating Income	0% - 84.9%	85% - 99.9%	100% and above
0% - 89.9%	0%	25%	50%
90.0% - 99.9%	25%	50%	75%
100% and above	50%	75%	100%

During the first half of 2011, we achieved more than 100% of the operating income target and missed our targeted net change in software monthly recurring revenue. As a result, the NEOs received 75% of their respective incentive payments. For the full year 2011, we achieved more than 100% of the operating income target and missed our targeted net change in software monthly recurring revenue. The bonus amounts earned by the NEOs during 2011 are as set forth in the following table:

	Eligible Cash Incentive Amount Per Year	Eligible Cash Incentive Amount Per Half	Actual First Half Cash Incentive Amount	Actual Second Half Cash Incentive Amount	Actual 2011 Total Cash Incentive Earned
Gene Austin	$236,200	$118,100	$88,575	(1)	(1)
James R. Offerdahl	$111,887	$55,944	$41,958	(1)	(1)
Vinay K. Bhagat	$70,461	$35,231	$26,423	(1)	(1)
Marcus K. Cannon	$74,160	$37,080	$27,810	(1)	(1)

(1)	Second half 2011 bonuses have not yet been paid. The Compensation Committee is scheduled to consider second half 2011 bonuses in the first quarter of 2012.

Based on the recommendation of Compensia and the Compensation Committee’s subjective assessment of the incentive value of the NEO’s respective total equity interest relative to their roles as well as factors such as our performance, the individual’s performance, total equity grants to all participants and the impact of share availability under our stockholder approved equity plan, the Compensation Committee granted both non-statutory stock options and restricted stock units to the NEO’s as follows:

Named Executive Officer	Options to Purchase Common Stock	Restricted Stock Units
Gene Austin	100,000	15,500
James R. Offerdahl	35,000	5,500
Vinay K. Bhagat	33,000	5,500
Marcus K. Cannon	9,500	1,500
Patricia Hume	75,000	25,000

Each of the options issued to the above NEOs (with the exception of Ms. Hume) vests with respect to 25% of the shares on January 27, 2012, with the remaining 75% vesting monthly in equal installments over the following three years, such that the option is fully vested on January 27, 2015. The options issued to Ms. Hume vest with respect to 25% of the shares on August 8, 2012 with the remaining 75% vesting monthly in equal installments over the following three years, such that the option is fully vested on August 8, 2015. Each of the restricted stock units issued to the above NEOs (with the exception of Ms. Hume) vests with respect to 25% of the shares on January 27, 2012, with the remaining 75% vesting annually in equal installments over the following three years, such that the restricted stock units are fully vested on January 27, 2015. The restricted stock units issued to Ms. Hume vest with respect to 25% of the shares on August 8, 2012 with the remaining 75% vesting annually in equal installments over the following three years such that the restricted stock units are fully vested on August 8, 2015.

The options are exercisable at $9.00 per share (with the exception of the options issued to Ms. Hume), the closing price of the Company’s common shares on the NASDAQ Global Market on the date of grant. The options issued to Ms. Hume are exercisable at $9.05, the closing price of the Company’s common shares on the NASDAQ Global Market on the date of grant. The options and restricted stock unit grants were made pursuant to our 2009 Stock Incentive Plan (the “2009 Plan”).

Summary Compensation Table

The following table summarizes the compensation paid to or earned by Convio’s chief executive officers and its other two most highly compensated executive officers for years ended December 31, 2010 and 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)		Option Awards ($) (1)		Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total ($)
Gene Austin Chief Executive Officer and President	2011 2010	335,790 327,600		139,500 —	(2)	432,258 195,127	(7) (8)	88,575 155,000	(16) (18)		996,123 677,727	(22)

James R. Offerdahl Chief Financial Officer and VP Admin	2011 2010	247,430 241,395		49,500 —	(3)	151,270 101,466	(9) (10)	41,958 76,209	(16) (19)		490,158 419,070	(22)

Vinay K. Bhagat Chief Strategy Officer	2011 2010	233,720 227,970		49,500 —	(3)	142,645 78,051	(11) (12)	26,423 75,500	(16) (20)		452,288 381,521	(22)

Marcus K. Cannon Vice President, Services	2011 2010	246,000 240,000		13,500 112,625	(4) (5)	41,064 46,830	(13) (14)	27,810 68,500	(16) (21)		328,374 467,955	(22)

Patricia Hume Vice President, Worldwide Sales	2011 2010	95,538 —		226,250 —	(6)	313,651 —	(15)	96,222 —	(17)		731,661 —

(1)	Represents the aggregate grant date fair value of restricted stock units and stock options awarded in 2011 and 2010 and computed in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(2)	This amount represents the aggregate grant date fair value of restricted stock units to receive 15,500 shares of our common stock that was awarded in 2011, calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(3)	This amount represents the aggregate grant date fair value of restricted stock units to receive 5,500 shares of our common stock that was awarded in 2011, calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(4)	This amount represents the aggregate grant date fair value of restricted stock units to receive 1,500 shares of our common stock that was awarded in 2011, calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(5)	This amount represents the aggregate grant date fair value of restricted stock units to receive 12,500 shares of our common stock that was awarded in 2010, calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(6)

This amount represents the aggregate grant date fair value of restricted stock units to receive 25,000 shares of our common stock that was awarded in 2011, calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(7)	This amount represents the aggregate grant date fair value of stock options to acquire 100,000 shares of our common stock that was awarded in 2011, calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(8)	This amount represents the aggregate grant date fair value of stock options to acquire 44,000 shares of our common stock that was awarded in 2010, calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(9)	This amount represents the aggregate grant date fair value of stock options to acquire 35,000 shares of our common stock that was awarded in 2011, calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(10)	This amount represents the aggregate grant date fair value of stock options to acquire 22,880 shares of our common stock that was awarded in 2010, calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(11)	This amount represents the aggregate grant date fair value of stock options to acquire 33,000 shares of our common stock that was awarded in 2011, calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(12)	This amount represents the aggregate grant date fair value of stock options to acquire 17,600 shares of our common stock that was awarded in 2010, calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(13)	This amount represents the aggregate grant date fair value of stock options to acquire 9,500 shares of our common stock that was awarded in 2011, calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(14)	This amount represents the aggregate grant date fair value of stock options to acquire 10,560 shares of our common stock that was awarded in 2010, calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(15)	This amount represents the aggregate grant date fair value of stock options to acquire 75,000 shares of our common stock that was awarded in 2011, calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 11, 2011 for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(16)	This amount represents incentive payments earned in the first half of 2011 and paid in 2011 per the terms of our 2011 cash incentive plan. The Compensation Committee is scheduled to consider payment of second half 2011 incentive payments under the 2011 cash incentive plan in the first quarter of 2012.

(17)	This amount represents sales commissions earned in the third and fourth quarters of 2011 and includes $56,222 paid in January 2012.

(18)	This amount includes $75,000 in incentive payments earned in the second half of 2010 and paid in 2011 per the terms of our 2010 cash incentive plan and $80,000 in incentive payments earned in the first half of 2010 and paid in 2010

(19)	This amount includes $36,209 in incentive payments earned in the second half of 2010 and paid in 2011 per the terms of our 2010 cash incentive plan and $40,000 in incentive payments earned in the first half of 2010 and paid in 2010.

(20)	This amount includes $38,000 in incentive payments earned in the second half of 2010 and paid in 2011 per the terms of our 2010 cash incentive plan and $37,500 in incentive payments earned in the first half of 2010 and paid in 2010.

(21)	This amount includes $32,500 in incentive payments earned in the second half of 2010 and paid in 2011 per the terms of our 2010 cash incentive plan and $36,000 in incentive payments earned in the first half of 2010 and paid in 2010.

(22)	This amount does not include the second half 2011 cash incentive payments under our 2011 cash incentive plan to be considered by the Compensation Committee in the first quarter of 2012 and as further described in footnote 16 above.

Grant of Plan-Based Awards

The following table sets forth certain information with respect to option awards, restricted stock unit awards and other plan-based awards granted during the fiscal year ended December 31, 2011 to our named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Gene Austin	1/27/2011	—	—	—	15,500	100,000	$9.00	$571,758
	—	57,330	229,320	—	—	—	—	—
James R. Offerdahl	1/27/2011	—	—	—	5,500	35,000	$9.00	$200,790
	—	27,972	111,887	—	—	—	—	—
Vinay K. Bhagat	1/27/2011	—	—	—	5,500	33,000	$9.00	$192,145
	—	17,615	70,461	—	—	—	—	—
Marcus K. Cannon	1/27/2011	—	—	—	1,500	9,500	$9.00	$54,564
	—	18,540	74,160	—	—	—	—	—
Patricia Hume	8/8/2011	—	—	—	25,000	75,000	$9.05	$539,901
	—	91,000	260,000	—	—	—	—	—

(1)	Convio threshold and target payments above are determined in accordance with our 2011 cash incentive plan or the 2011 sales commission plan, as applicable. The maximum bonus payment amounts are uncapped and are subject to reductions or increases at the discretion of the Compensation Committee. See “Executive Compensation—Compensation Discussion and Analysis” for a description of the 2011 cash incentive plan and the terms and conditions of such plan.

(2)	These options were granted pursuant to our 2009 Stock Incentive Plan.

(3)	These amounts represent the aggregate grant date fair value of stock options to acquire shares of our common stock recognized for financial statement reporting purposes in 2011 calculated in accordance with FASB ASC Topic 718. See Note 9, Stockholders’ Equity, of the notes to the financial statements filed in connection with our 2010 10-K Report for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

Outstanding Equity Awards at December 31, 2011

The following table sets forth for the number of securities underlying outstanding option awards under Convio’s equity compensation plans for each named executive officer as of December 31, 2011.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#)(1) Exercisable		Number of Securities Underlying Unexercised Options (#)(1) Unxercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Gene Austin	36,316 84,480 31,680 20,146 0	(2) (3) (4) (5)	0 0 0 23,834 100,000	(6)	1.14 4.57 4.57 8.75 9.00	8/3/2014 3/15/2016 3/15/2016 2/3/2017 1/27/2018	15,500	(7)	171,430
James R. Offerdahl	31,680 44,000 24,640 11,733 10,486 0	(2) (3) (8) (9) (10)	0 0 0 5,867 12,394 35,000	(6)	1.14 4.57 4.57 5.40 8.75 9.00	3/2/2015 3/15/2016 3/15/2016 4/29/2016 2/3/2017 1/27/2018	5,500	(7)	60,830

Vinay K. Bhagat	56,320 95,744 26,400 28,160 8,066 0	(2) (2) (2) (11) (12)	0 0 0 0 9,534 33,000	(6)	1.14 1.14 1.99 4.57 8.75 9.00	8/3/2014 6/2/2015 7/26/2016 3/15/2016 2/3/2017 1/27/2018	5,500	(7)	60,830

Marcus K. Cannon	62,920 4,840 0	(13) (14)	28,600 5,720 9,500	(6)	5.40 8.75 9.00	4/29/2016 2/3/2017 1/27/2018	10,875	(7)	120,278
Patricia Hume	0		75,000	(15)	9.05	8/8/2018	25,000	(16)	276,500

(1)	The vesting schedule and exercisability of each stock option is described in the footnotes below for each stock option. Each stock option expires as stated in the table above.

(2)	These stock options were granted pursuant to our 1999 Stock Option/Stock Issuance Plan. As of December 31, 2011, the shares subject to these options were fully vested.

(3)	These stock options were granted pursuant to our 1999 Stock Option/Stock Issuance Plan. This option is subject to an early exercise provision and is immediately exercisable. This option vested as to 50% on May 9, 2009, and the remaining 50% vested on May 9, 2011. As of December 31, 2011, all of the shares subject to this option had vested.

(4)	These stock options were granted pursuant to our 1999 Stock Option/Stock Issuance Plan. This option is subject to an early exercise provision and is immediately exercisable. The option vested as to 25% of the shares of the underlying common stock on May 1, 2009 and thereafter vests monthly as to 1/48th of the original amount of the shares of the underlying common stock, subject to continued service. As of December 31, 2011, 28,380 shares were fully vested and 3,300 shares will vest ratably over the remainder of the vesting period, subject to continued service.

(5)

These stock options were granted pursuant to our 2009 Stock Incentive Plan. These options vested as to 25% of the shares of the underlying common stock on February 2, 2011 and thereafter vests monthly as to

1/48th of the original amount of the shares of the underlying common stock, subject to continued service. As of December 31, 2011, 20,166 shares were fully vested and 23,834 shares will vest ratably over the remainder of the vesting periods, subject to continued service.

(6)	These stock options were granted pursuant to our 2009 Stock Incentive Plan. These options will vest as to 25% of the shares of the underlying common stock on January 27, 2012 and thereafter vests monthly as to 1/48th of the original amount of the shares of the underlying common stock, subject to continued service. As of December 31, 2011, no shares were fully vested.

(7)	These restricted stock units were granted pursuant to our 2009 Stock Incentive Plan. These restricted stock units will vest as to 25% of the shares of the underlying common stock on January 27, 2012 and thereafter vests as to 25% of the original amount of the shares of the underlying common stock on each subsequent anniversary of January 27, 2011, subject to continued service. As of December 31, 2011, no restricted stock units were fully vested. The market value of unvested restricted stock units is based on the December 31, 2011 market closing price of $11.06.

(8)	These stock options were granted pursuant to our 1999 Stock Option/Stock Issuance Plan. This option is subject to an early exercise provision and is immediately exercisable. The option vested as to 25% of the shares of the underlying common stock on May 1, 2009 and thereafter vests monthly as to 1/48th of the original amount of the shares of the underlying common stock, subject to continued service. As of December 31, 2011, 22,073 shares were fully vested and 2,567 shares will vest ratably over the remainder of the vesting period, subject to continued service.

(9)	These stock options were granted pursuant to our 1999 Stock Option/Stock Issuance Plan. This option is subject to an early exercise provision and is immediately exercisable. The option vested as to 25% of the shares of the underlying common stock on April 30, 2010 and thereafter vests monthly as to 1/48th of the original amount of the shares of the underlying common stock, subject to continued service. As of December 31, 2011, 11,733 shares were fully vested and 5,867 shares will vest ratably over the remainder of the vesting period, subject to continued service.

(10)	These stock options were granted pursuant to our 2009 Stock Incentive Plan. These options vested as to 25% of the shares of the underlying common stock on February 2, 2011 and thereafter vests monthly as to 1/48th of the original amount of the shares of the underlying common stock, subject to continued service. As of December 31, 2011, 10,486 shares were fully vested and 12,394 shares will vest ratably over the remainder of the vesting periods, subject to continued service.

(11)	These stock options were granted pursuant to our 1999 Stock Option/Stock Issuance Plan. This option is subject to an early exercise provision and is immediately exercisable. The option vested as to 25% of the shares of the underlying common stock on May 1, 2009 and thereafter vests monthly as to 1/48th of the original amount of the shares of the underlying common stock, subject to continued service. As of December 31, 2011, 25,226 shares were fully vested and 2,934 shares will vest ratably over the remainder of the vesting period, subject to continued service.

(12)	These stock options were granted pursuant to our 2009 Stock Incentive Plan. These options vested as to 25% of the shares of the underlying common stock on February 2, 2011 and thereafter vests monthly as to 1/48th of the original amount of the shares of the underlying common stock, subject to continued service. As of December 31, 2011, 8,066 shares were fully vested and 9,534 shares will vest ratably over the remainder of the vesting periods, subject to continued service.

(13)	These stock options were granted pursuant to our 1999 Stock Option/Stock Issuance Plan. The option vested as to 25% of the shares of the underlying common stock on April 30, 2010 and thereafter vests monthly as to 1/48th of the original amount of the shares of the underlying common stock, subject to continued service. As of December 31, 2011, 62,920 shares were fully vested and 28,600 shares will vest ratably over the remainder of the vesting period, subject to continued service.

(14)	These stock options were granted pursuant to our 2009 Stock Incentive Plan. These options vested as to 25% of the shares of the underlying common stock on February 2, 2011 and thereafter vests monthly as to 1/48th of the original amount of the shares of the underlying common stock, subject to continued service. As of December 31, 2011, 4,840 shares were fully vested and 5,720 shares will vest ratably over the remainder of the vesting periods, subject to continued service.

(15)	These stock options were granted pursuant to our 2009 Stock Incentive Plan. These options will vest as to 25% of the shares of the underlying common stock on August 8, 2012 and thereafter vests monthly as to 1/48th of the original amount of the shares of the underlying common stock, subject to continued service. As of December 31, 2011, no shares were fully vested.

(16)	These restricted stock units were granted pursuant to our 2009 Stock Incentive Plan. These restricted stock units will vest as to 25% of the shares of the underlying common stock on August 8, 2012 and thereafter vests as to 25% of the original amount of the shares of the underlying common stock on each subsequent anniversary of August 8, 2011, subject to continued service. As of December 31, 2011, no restricted stock units were fully vested. The market value of unvested restricted stock units is based on the December 31, 2011 market closing price of $11.06.

Potential Payments upon Termination or Change in Control

Pursuant to the offer letters currently in place with the Company Mr. Austin, Mr. Offerdahl, Mr. Cannon and Ms. Hume such officers are entitled to certain payments if they are terminated as a result of a change of control or without cause as set forth below:

Name	Severance if Terminated in Connection with a Change of Control	% of Options Accelerated if Terminated in Connection with a Change of Control		Severance if Terminated without Cause	Health Insurance Continuation if Terminated Without Cause or in Connection with a Change of Control
Gene Austin	6 months base salary	100%		6 months base salary	6 months
James R. Offerdahl	6 months base salary	100%		6 months base salary	6 months
Marcus K. Cannon	—	100	%(1)	—	—
Patricia Hume	6 months base salary	50	%(2)	6 months base salary	—

(1)	Mr. Cannon’s April 30, 2009 option grant, representing 91,520 shares of common stock on the date of grant, has no acceleration provision.
(2)	If Ms. Hume had been terminated after a change of control during the first two years of her employment, she would have been entitled to acceleration of the vesting of her options and restricted stock units, to that number of shares that would have otherwise been vested as of the second anniversary date of her employment. The second anniversary of Ms. Hume’s employment will be August 8, 2013.

Upon termination without cause, Mr. Austin and Mr. Offerdahl are entitled to receive the severance benefit listed in the above table, subject to the limitations noted. Each of Mr. Austin and Mr. Offerdahl is also entitled to continue to receive coverage under medical and dental benefit plans for six months or until such officer is covered under a separate plan from another employer. Upon a termination other than for cause, for each of the officers listed in the table above, or for good reason, in the case of Mr. Austin, Mr. Offerdahl and Mr. Cannon following a change of control, each officer is entitled to receive the severance benefit listed in the above table and is also entitled to the acceleration of such officer’s outstanding unvested options and restricted stock units at the time of such termination as set forth in the above table, subject to the limitations noted.

“Cause” is defined in the offer letters of Mr. Austin, Mr. Offerdahl and Ms. Hume, as fraud, illegal acts, a material violation of any agreements between such officer and us or a material failure of the executive officer to perform to a reasonable standard after notice of such failure and failure to cure within a set time period.

Our NEO’s, as well as all holders of equity awards, may also be entitled to additional acceleration of unvested options upon a change of control pursuant to our 1999 Stock Option/Stock Issuance Plan (the “1999 Plan”) and 2009 Plan in the event that the Company is acquired and the acquirer does not assume outstanding unvested equity awards.

We believe these severance and change of control arrangements including the timing and amounts of acceleration, are standard in our industry and are intended to attract and retain qualified executives.

Had each of Mr. Austin, Mr. Offerdahl, Mr. Cannon and Ms. Hume been terminated without cause on December 31, 2011, such officer would have been entitled to the following:

Name	Severance	Health Benefits	Total
Gene Austin	$168,714	$8,648	$177,362
James R. Offerdahl	$124,319	$8,648	$132,967
Marcus K. Cannon	$—	$—	$—
Patricia Hume	$120,000	$—	$120,000

Had each of Mr. Austin, Mr. Offerdahl, Mr. Cannon and Ms. Hume been terminated other than for cause or, in the case of Mr. Austin and Mr. Offerdahl, resigned for good reason, after a change of control, then, in each case, on December 31, 2011, such NEO would have been entitled to the following:

Name	Severance	Health Benefits	Equity Acceleration	Total
Gene Austin	$168,714	$8,648	$969,313	$1,146,675
James R. Offerdahl	$124,319	$8,648	$443,821	$576,788
Vinay K. Bhagat	—	—	$354,528	$354,528
Marcus K. Cannon	—	—	$263,750	$263,750
Patricia Hume	$120,000	$—	$460,625	$580,625

Option Exercises and Stock Vested During Last Fiscal Year

The following table sets forth certain information concerning option exercises by our NEOs during the fiscal year ended December 31, 2011:

OPTION EXERCISES AND STOCK VESTED IN 2011

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)

Gene Austin	44,000	421,238	—	—
James R. Offerdahl	—	—	—	—
Vinay K. Bhagat	68,121	572,060	—	—
Marcus K. Cannon	—	—	3,125	32,063
Patricia Hume	—	—	—	—

(1)	Based on the difference between the market price of the Company’s common stock on the date of exercise and the exercise price.

(2)	Based on the market price of the Company’s common stock on the date of vesting.

Risk Considerations in our Compensation Program

We believe that risks from our compensation policies and practices for our employees, including our named executive officers, are not reasonably likely to have a material adverse effect on us. The Compensation Committee believes that the mix and design of the elements of executive compensation do not encourage management to assume execessive risks. In particular, the Compensation Committee noted that:

•	goals are approximately set to avoid targets that, if not achieved, result in a large percentage of loss compensation;

•	cash incentive awards provide balanced objectives to discourage excessive risk taking; and

•

long-term equity incentive awards discourage excessive risk taking by encouraging our executives to consider the long-term interests of the Company and reduce the likelihood that executives will take excessive short-term risks.

The Compensation Committee reviewed the elements of our executive compensation and determined that no portion of executive compensation encouraged excessive risk taking.

Employment Agreements

For a description of the terms of material employment agreements, see “Item 3. Past Contracts, Transactions, Resolutions and Agreements.”

Summary of Director Compensation

During fiscal 2011, we did not pay our directors who are employees or affiliates of our venture capital investors any cash compensation for their services as members of our Board or any Committee of our Board. We have a policy of reimbursing our directors for travel, lodging and other expenses incurred in connection with their attendance at our Board or Committee meetings. During 2011, each non-employee member of our Board who is not affiliated with one of our venture capital investors was entitled, and during 2012 all of our non-employee directors are entitled, to receive the following cash compensation:

•	an annual retainer of $25,000 to be paid at the time of our annual stockholder meeting;

•	an additional retainer of $15,000 if such director also serves as our Audit Committee chairman or $7,000 if as a member of the Audit Committee;

•	an additional retainer of $10,000 if such director also serves as our Compensation Committee chairman or $5,000 if as a member of the Compensation Committee;

•	an additional retainer of $5,000 if such director also serves as our Nominating and Governance Committee chairman or $2,000 if as a member of the Nominating and Governance Committee; and

•	an additional retainer of $10,000 if such director also serves as Lead Director.

During 2011, for each of our non-employee directors who are employees or affiliates of our venture capital investors, in lieu of the above cash compensation, we granted them the following restricted stock units on June 3, 2011, the number of shares for which was determined by dividing the cash fees to which they would otherwise have been entitled based on their board and committee service by an assumed trading price of $12.00 per share:

Non-Employee Director	Restricted Stock Units Received in 2011 in Lieu of Cash
Christopher Hollenbeck	2,917
George Spencer	2,833
M. Scott Irwin	3,083

Each non-employee member of our Board, including those affiliated with one of our venture capital investors, are entitled to receive the following equity compensation:

•

a grant of an option to purchase shares of our common stock having a grant date fair market value of $37,500 and grant of restricted stock units having a grant date fair market value of $37,500, at the time of our annual stockholder meeting to vest in full on the first anniversary of grant;

The options granted to eligible directors vest only upon continued service over the vesting period and accelerate in full upon a change of control.

Director Compensation Table

The following table summarizes compensation that Convio’s directors (other than directors who are named executive officers) earned during 2011 for services as members of the board of directors.

2011 DIRECTOR COMPENSATION

Name	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
William G. Bock (1)	2011	$66,500	37,499	37,514	—	141,513
Kristen L. Magnuson (2)	2011	$63,500	37,499	37,514	—	138,513
Christopher Hollenbeck	2011	—	72,490	37,514	—	110,004
George Spencer	2011	—	71,489	37,514	—	109,003
M. Scott Irwin	2011	—	74,491	37,514	—	112,005
Sheeraz Haji (3)	2011	$25,110	—	—	—	$25,110

(1)	In 2011 Mr. Bock received $18,000 of fees earned in 2010 for his service as a director and as chairman of the Compensation Committee during that year. In 2011 he earned $1,000 for attendance at the January 2011 meeting of the Board and $500 for telephonic attendance at the January 2011 meeting of the Compensation Committee pursuant to the Company’s prior board compensation plan. Additionally in 2011 Mr. Bock earned $25,000 for his service as a board member, $10,000 as chairman of the Compensation Committee, $2,000 as a member of the Nominating and Governance Committee and $10,000 as lead chair.

(2)	In 2011 Ms. Magnuson received $20,000 of fees earned in 2010 for her service as a director during that year. In 2011 she earned $1,000 for attendance at the January 2011 meeting of the Board, $500 for telephonic attendance at the February 2011 meeting of the Audit Committee pursuant to the Company’s prior board compensation plan. Additionally in 2011 Ms. Magnuson earned $25,000 for her service as a board member, $15,000 as chairman of the Audit Committee and $2,000 as a member of the Nominating and Governance Committee.

(3)	Mr. Haji’s term as a director expired on May 19, 2011 and he did not stand for re-election. In 2011 Mr. Haji received $15,000 of fees earned in 2010 for his service as a director during that year. In 2011 Mr. Haji earned and received $500 for telephonic attendance at the January 2011 meeting of the Board and pro-rated fees of $9,610 for his service as a director and committee member through May 19, 2011.

Compensation Committee Report

We have reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on such review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

COMPENSATION COMMITTEE

William G. Bock Christopher B. Hollenbeck Scott Irwin

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of the shares of Convio’s common stock as of January 16, 2012, by (i) each person known to Convio to be the beneficial owner of 5% or more of the outstanding shares of such common stock, (ii) each executive officer listed in the Summary Compensation Table, (iii) each of Convio’s directors and (iv) Convio’s current executive officers and directors as a group. The address for all named executive officers and directors is c/o Convio, Inc., 11501 Domain Drive, Suite 200, Austin, Texas 78758.

Name or Group of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Entities Affiliated with Janus Capital Management LLC (1) 151 Detroit Street Denver, CO	1,706,818	9.2%

Entities Affiliated with El Dorado Ventures (2) 2440 Sand Hill Road, Suite 200 Menlo Park, CA 94025	1,488,149	8.0%

Entities Affiliated with Austin Ventures (3) 300 West Sixth Street, Suite 2300 Austin, TX 78701	1,408,711	7.6%

Entities Affiliated with Granite Ventures (4) One Bush Street, Suite 1350 San Francisco, CA 94104	1,345,785	7.2%

Adobe Systems, Inc. (5) 345 Park Avenue San Jose, CA 95110	1,185,799	6.4%

Adams Street V, L.P. (6) One North Wacker Drive, Suite 2200 Chicago, IL 60606	1,129,551	6.1%

Named Executive Officers and Directors:
Gene Austin (7)	572,593	3.0%
James R. Offerdahl (8)	254,090	1.4%
Vinay K. Bhagat (9)	453,823	2.4%
Sara Spivey (10)	85,998	*
Marcus K. Cannon (11)	77,478	*
William G. Bock (12)	24,640	*
Patricia Hume	0	*
Christopher B. Hollenbeck (13)	1,345,908	7.2%
M. Scott Irwin (14)	1,488,149	8.0%
Kristen L. Magnuson (15)	24,640	*
George H. Spencer (16)	1,129,551	6.1%

Executive officers and directors as a Group:	5,456,870	28.2%

*	Represents less than 1%
(1)

Consists of 1,706,818 shares beneficially owned by Janus Capital Management LLC (“Janus Capital”) as stated in their Form 13G filed with the Securities and Exchange Commission on February 14, 2011. Janus

Capital has a direct 94.5% ownership stake in INTECH Investment Management (“INTECH”) and a direct 77.8% ownership stake in Perkins Investment Management LLC (“Perkins”). Due to this ownership structure, holdings for Janus Capital, Perkins and INTECH were aggregated for purposes of their Form 13G filing. Janus Capital, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 1,706,818 shares held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

(2)	Consists of (i) 1,453,872 shares held of record by El Dorado Ventures VI, L.P. and (ii) 34,277 shares held of record by El Dorado Technology ‘01, L.P. as stated in the Form 13D/A filed with the Securities and Exchange Commission on January 18, 2012. El Dorado Ventures VI, LLC is the General Partner of El Dorado Ventures VI, L.P. and El Dorado Technology ‘01, L.P. Mr. Irwin, one of our directors, Thomas H. Peterson and Charles D. Beeler are Managing Members of El Dorado Ventures VI, LLC and may be deemed to have shared voting and investment power of the shares held by El Dorado Ventures VI, L.P. and El Dorado Technology ‘01, L.P.

(3)	Consists of (i) 1,370,177 shares held of record by Austin Ventures VI, L.P. and (ii) 38,534 shares held of record by Austin Ventures VI Affiliates Fund, L.P. as stated in the Form 13G/A filed with the Securities and Exchange Commission on February 11, 2011. AV Partners VI, L.P. is the general partner of Austin Ventures VI, L.P. and Austin Ventures VI Affiliates Fund, L.P. and has sole voting and investment power over the shares held by such entities. Joseph C. Aragona, Kenneth P. DeAngelis, John D. Thornton, Blaine F. Wesner and Jeffery C. Garvey are the general partners of AV Partners VI, L.P. and may be deemed to have shared voting and investment power with respect to the shares held by Austin Ventures VI, L.P. and Austin Ventures VI Affiliates Fund, L.P. Such persons and entities disclaim beneficial ownership of the shares held by funds affiliated with Austin Ventures, except to the extent of their pecuniary interest therein.

(4)	Consists of (i) 1,338,929 shares held of record by Granite Ventures, L.P. and (ii) 6,856 shares held of record by Granite Ventures LLC as stated in the Form 13G filed with the Securities and Exchange Commission on February 9, 2011. Granite Ventures, LLC is the managing member of each entity’s general partner. Jacqueline Berterretche, Thomas Furlong, Christopher Hollenbeck, one of our directors, Samuel Kingsland, Christopher McKay, Standish O’Grady, Leonard Rand and Eric Zimits are Managers of Granite Ventures LLC and share voting and investment control over these shares. The Managers of Granite Ventures LLC disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(5)	Consists of 1,185,799 shares held of record by Adobe Systems Incorporated as stated in the Form 13G filed with the Securities and Exchange Commission on February 25, 2011.

(6)	Consists of 1,129,551 shares held of record by Adams Street V, L.P. as stated in the Form 13G filed with the Securities and Exchange Commission on February 14, 2011. Adams Street Partners, LLC is the general partner of Adams Street V, L.P., Timothy R. M. Bryant, Taylor B. French, Alva B. Holaday, John W. Puth, Elisha P. Gould III, Kevin T. Callahan, William J. Hupp, Joan W. Newman, Wilbur H. Gantz, Quintin I. Kevin, John G. Fencik and Hanneke Smits, each of whom is an officer, director or partner of Adams Street Partners, LLC, may be deemed to have shared voting and investment power over the shares held by Adams Street V, L.P. Mr. Spencer, one of our directors, is a senior consultant of Adams Street Partners, LLC. Mr. Bryant, Mr. French, Mr. Holaday, Mr. Puth, Ms. Gould, Mr. Callahan, Mr. Hupp, Ms. Newman, Mr. Gantz, Mr. Kevin, Mr. Fencik, Ms. Smits and Mr. Spencer disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

(7)	Includes options to purchase 202,475 shares of common stock exercisable within 60 days of January 16, 2012, and 3,875 restricted stock units that vest within 60 days of January 16, 2012, held in the name of Mr. Austin.

(8)	Includes options to purchase 139,315 shares of common stock exercisable within 60 days of January 16, 2012, and 1,375 restricted stock units that vest within 60 days of January 16, 2012, held in the name of Mr. Offerdahl.

(9)	Includes options to purchase 224,727 shares of common stock exercisable within 60 days of January 16, 2012, and 1,375 restricted stock units that vest within 60 days of January 16, 2012, held in the name of Mr. Bhagat.

(10)	Includes options to purchase 85,248 shares of common stock exercisable within 60 days of January 16, 2012, and 750 restricted stock units that vest within 60 days of January 16, 2012, held in the name of Ms. Spivey.

(11)	Includes options to purchase 74,805 shares of common stock exercisable within 60 days of January 16, 2012, and 375 restricted stock units that vest within 60 days of January 16, 2012, held in the name of Mr. Cannon.

(12)	Includes options to purchase 24,640 shares of common stock exercisable within 60 days of January 16, 2012, held in the name of Mr. Bock.

(13)	Consists of (i) 123 shares held by Mr. Hollenbeck and (ii) an aggregate of 1,345,785 shares held of record by entities affiliated with Granite Ventures as stated in the Form 13G filed with the Securities and Exchange Commission on February 9, 2011. Mr. Hollenbeck is a Managing Director of Granite Ventures, LLC. Granite Ventures, LLC is the managing member of the general partners of the Granite Ventures funds that hold shares of our common stock, as disclosed in footnote 4 of this table. Mr. Hollenbeck disclaims beneficial ownership of the shares held by the Granite Ventures funds except to the extent of his pecuniary interest therein.

(14)	Mr. Irwin is a General Partner of the El Dorado funds that hold an aggregate 1,488,149 shares of our common stock, as disclosed in footnote 2 of this table. Mr. Irwin disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(15)	Includes options to purchase 24,640 shares of common stock exercisable within 60 days of January 16, 2012, held in the name of Ms. Magnuson.

(16)	Mr. Spencer is a Senior Consultant with Adams Street Partners and has a financial interest in Adams Street V, L.P. that holds an aggregate 1,129,551 shares of our common stock as disclosed in footnote 6 of this table. Mr. Spencer disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2011, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the “Compensation of Directors and Executive Officers” section of this proxy statement, and the transactions described below.

Merger Agreement and Tender and Support Agreement

We have entered into that certain Merger Agreement, dated January 16, 2012, among Parent, Purchaser and the Company. In connection with the Merger Agreement, the Company’s directors, Section 16 Officers, and certain of the Company’s stockholders have entered into that certain Tender and Support Agreement with Parent and Purchaser.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and certain officers. These agreements, among other things, require us to indemnify each director and such officers to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or officer.

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors. For more information regarding these stock options, see the section titled “Compensation of Directors and Executive Officers—Compensation Discussion and Analysis.”

Procedures for Related Party Transactions

Under our code of business conduct and ethics, our employees and officers are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our compliance officer who then reviews and summarizes the proposed transaction for our Audit Committee. Pursuant to its charter, our Audit Committee must then approve any related party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the Audit Committee will consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our Audit Committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee determines in the good faith exercise of its discretion. A copy of our code of business conduct and ethics and Audit Committee charter has been posted on our website at www.convio.com. The inclusion of a reference to our website address in this proxy statement does not include or incorporate by reference the information on our website into this proxy statement.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the executive officers, directors and persons who beneficially own more than 10% of Convio’s common stock to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC rules and regulations to furnish Convio with copies of all Section 16(a) forms filed by such person.

Based solely on Convio’s review of such forms furnished to it and written representations from such reporting persons, Convio believes that except as set forth below, all filing requirements applicable to its executive officers, directors and more than 10% stockholders in 2011 were complied with:

•	Forms 4 filed on 2/28/2011 for Sara Spivey, Randall Potts, Vinay Bhagat, Jim Offerdahl and Gene Austin related to grants made on 1/27/2011.

•	Form 4 filed on 3/18/2011 for Scott Irwin related to El Dorado Venture’s purchase of Convio shares in connection with Convio’s initial public offering; the form was subsequently amended on 3/31/2011.

•	Form 4 filed on 11/30/2011 for Marc Cannon related to transactions that occurred on 11/8/2011.

ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

        b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

        c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

        d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to § 228, § 253 or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.